    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                 CONSECO, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
                INDIANA                                35-1468632
        (STATE OF INCORPORATION)                    (I.R.S. EMPLOYER
                                                 IDENTIFICATION NUMBER)
                        11825 NORTH PENNSYLVANIA STREET
                             CARMEL, INDIANA 46032
                                 (317) 573-6100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                            LAWRENCE W. INLOW, ESQ.
                          11825 N. PENNSYLVANIA STREET
                             CARMEL, INDIANA 46032
                                 (317) 573-6100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:
                               JOHN J. SABL, ESQ.
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
                     CALCULATION OF REGISTRATION FEE CHART
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                   PROPOSED
                                                    PROPOSED       MAXIMUM
                                      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF           TO BE      OFFERING PRICE    OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED    REGISTERED(1)    PER UNIT(2)     PRICE(2)         FEE
- --------------------------------------------------------------------------------------------
  % Provisionally Redeemable
 Income Debt Exchangeable for
 Stock due 1998 ("PRIDES").......   24,947,500
                                      PRIDES         $13.00      $324,317,500     $64,864
- --------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Includes 2,947,500 PRIDES which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c) based upon the average of the high and low sales price of Western National Corporation Common Stock as reported on the New
    York Stock Exchange Composite Tape on October 6, 1994.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectuses, one to be used in connection with a United States and Canadian offering, and one to be used in connection with a concurrent offering outside of the United States and Canada. The two prospectuses will be identical in all respects except for the outside front cover page, the underwriting description and the back cover page. The form of prospectus to be used in the United States and Canadian offering is included herein and is followed by such alternative pages. Each of the pages of the prospectus for the offering outside of the United States and Canada included herein has been labeled "Alternative Page for International Offering." The form of prospectus used in Canada will also contain the additional pages to be included as Exhibit 99.1 of this Registration Statement.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED OCTOBER 7, 1994

PROSPECTUS
                             22,000,000 PRIDES/SM/

                     [LOGO OF CONSECO, INC. APPEARS HERE]
                             % PRIDES/SM/ DUE 1998
                  EXCHANGEABLE INTO SHARES OF COMMON STOCK OF
                          WESTERN NATIONAL CORPORATION
                                  -----------
  Of the 22,000,000   % Provisionally Redeemable Income Debt Exchangeable for
Stock/SM/ due 1998 ("PRIDES") of Conseco, Inc. ("Conseco") offered hereby, 18,700,000 PRIDES are being offered hereby in the United States and Canada by the U.S. Underwriters and 3,300,000 PRIDES are being offered in a concurrent international offering outside the United States and Canada by the International Underwriters. The initial public offering price and the underwriting discount per PRIDES will be identical for both offerings. See "Underwriting."

  The principal amount of each of the PRIDES being offered hereby will be
$          (the closing price of the common stock, par value $.001 per share
(the "WNC Common Stock"), of Western National Corporation ("WNC") on        ,
1994, as reported on the New York Stock Exchange Composite Tape). The PRIDES
will mature on        , 1998. Interest on the PRIDES, at the rate of   % of the
principal amount per annum, is payable quarterly in arrears on March 1, June 1,
September 1 and December 1, beginning      1, 1995.
                                                   (Continued on following page)
                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                            PRICE TO  UNDERWRITING  PROCEEDS TO
                                            PUBLIC(1) DISCOUNT(2)  CONSECO(1)(3)
- --------------------------------------------------------------------------------
Per PRIDES.................................   $          $             $
- --------------------------------------------------------------------------------
Total(4)...................................  $          $             $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from        , 1994.
(2) Conseco and WNC have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by               estimated to be
    $         .
(4) Conseco has granted to the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to a maximum of 2,947,500 additional PRIDES, on the same terms as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Conseco will be $          , $          and $         , respectively. See
    "Underwriting."
                                  -----------
  The PRIDES are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the PRIDES will be
delivered in book-entry form only on or about              , 1994 through the
facilities of The Depository Trust Company.

/SM/Service mark of Merrill Lynch & Co., Inc.

                                  -----------

MERRILL LYNCH & CO.
             DEAN WITTER REYNOLDS INC.
                          MORGAN STANLEY & CO.
                                 INCORPORATED
                                                        KEMPER SECURITIES, INC.

                                  -----------

                 The date of this Prospectus is        , 1994.

(Continued from previous page)
  Unless previously redeemed by Conseco, at Maturity (including as a result of acceleration or otherwise), each PRIDES will be mandatorily exchanged by Conseco into a number of shares of WNC Common Stock equal to the Common Exchange Rate or, at the option of Conseco but only in the limited circumstances permitted by the Standstill Agreement (as described herein), Conseco may deliver cash in lieu of such shares as described herein. The Common Exchange Rate is equal to, subject to certain adjustments, (i) if the Current Market Price (as defined herein) of WNC Common Stock determined as of the second trading day immediately prior to Maturity is greater than or equal to
$   per share of WNC Common Stock,    of a share of WNC Common Stock per
PRIDES, (ii) if the Current Market Price of the WNC Common Stock determined as
of the second trading day immediately prior to Maturity is less than $   per
share of WNC Common Stock but is greater than the principal amount, a fractional share of WNC Common Stock per PRIDES so that the Current Market Price thereof, determined as of the second trading day immediately prior to Maturity, is equal to the principal amount and (iii) if the Current Market Price per share of the WNC Common Stock determined as of the second trading day immediately prior to Maturity is less than or equal to the principal amount, one share of WNC Common Stock per PRIDES. See "Description of the PRIDES-- Mandatory Exchange."

  The PRIDES are not redeemable by Conseco prior to        , 1997. At any time
and from time to time on and after that date until the close of business on the day immediately prior to the Notice Date (as defined herein) relating to Maturity, Conseco will have the right to redeem, in whole or from time to time in part, the outstanding PRIDES. Upon any such redemption, Conseco will deliver to the holder thereof, in exchange for each PRIDES subject to redemption, the greater of: (i) the number of shares of WNC Common Stock equal to the applicable Call Price (as described herein) divided by the Current Market Price
(as described herein) of the WNC Common Stock or (ii)      of a share of WNC
Common Stock (subject to certain adjustments), in each case together with an amount in cash equal to the accrued and unpaid interest thereon to but not including the date fixed for redemption. Notwithstanding the foregoing, Conseco may, at its option but only in the limited circumstances permitted by the Standstill Agreement, deliver cash in lieu of such shares as described herein. See "Description of the PRIDES--Optional Redemption by Conseco." The PRIDES are not subject to redemption or exchange at the option of the holders thereof or to any sinking fund.

  Interest on the PRIDES will accrue at a higher rate than the rate at which dividends have been paid on the WNC Common Stock. The opportunity for investment appreciation afforded by an investment in the PRIDES is less than that afforded by an investment in the WNC Common Stock because at Maturity or upon any redemption by Conseco such holder of PRIDES may receive less than one share of WNC Common Stock per PRIDES. The value of the shares of WNC Common Stock that may be delivered in respect of the PRIDES at Maturity may be less than the principal amount of the PRIDES, and therefore an investment in the PRIDES may result in a loss.

  Conseco and WNC will enter into an agreement (the "Standstill Agreement") pursuant to which Conseco will agree, among other things, not to increase its ownership interest in WNC for a period of seven years and will agree to vote its shares of WNC Common Stock in proportion to the other stockholders of WNC, except as set forth in the Standstill Agreement. In addition, the Standstill Agreement provides that Conseco will not exercise its right to deliver cash in lieu of such shares except in the limited circumstances permitted therein. See "Relationships between Conseco and WNC."

  Attached hereto as Appendix A and included as part of this Prospectus is a prospectus of WNC (the "WNC Prospectus") covering the shares of WNC Common Stock which may be received by a holder of PRIDES at Maturity or upon any redemption. The WNC Prospectus relates to an aggregate of up to 24,947,500 shares of WNC Common Stock.

  PROSPECTIVE INVESTORS ARE ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED UNDER "INVESTMENT CONSIDERATIONS RELATING TO PRIDES AND KEMPER ACQUISITION" IN THIS PROSPECTUS AND UNDER "INVESTMENT CONSIDERATIONS" IN THE WNC PROSPECTUS.

  For a discussion of certain United States federal income tax consequences for holders of PRIDES, see "Certain United States Federal Income Tax
Considerations."

  The WNC Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "WNH." On October 6, 1994, the last reported sale price of the WNC Common Stock was $12 7/8 per share.

                                ---------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PRIDES AND THE WNC COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Conseco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Conseco with the Commission pursuant to the information requirements of the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such reports, proxy statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock of Conseco is listed.

  The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Conseco and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by Conseco with the Commission are incorporated herein by reference:

  (a) Annual Report on Form 10-K for the year ended December 31, 1993;

  (b) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 1994;

  (c) Current Reports on Form 8-K dated February 15, June 26, September 29
      (the "Statesman 8-K") and October   , 1994 (the "Kemper 8-K").

  All documents filed by Conseco pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the PRIDES offered hereby will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Conseco will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such reports, unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing addressed to James W. Rosensteele, Vice President, Investor Relations, 11825 N. Pennsylvania Street, Carmel, Indiana 46032 or by telephone to Mr. Rosensteele at (317) 573-2893.

                               ----------------

  FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

  This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes that the Underwriters do not exercise their over-allotment option. All financial information in this Prospectus or incorporated by reference herein is presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise specified. As used in this Prospectus, the term "Conseco" refers to Conseco, Inc. and its wholly owned subsidiaries, unless the context otherwise requires.

                                    CONSECO

  Conseco is a holding company which owns, operates and provides services to companies in the financial services industry (primarily life insurance companies, to date). Historically, Conseco's earnings have resulted from three distinct activities: (i) operating life insurance companies and other financial services businesses; (ii) providing investment management, administrative and other fee-based services to affiliated businesses as well as non-affiliates; and (iii) acquiring and restructuring life insurance companies in partnership with other investors. Recently, Conseco has aggressively pursued a strategy to expand its fee-based business, with special emphasis on increasing assets under management. Conseco's operating strategy for acquired businesses is to consolidate and streamline management and administrative functions, to realize superior investment returns through active asset management, to eliminate unprofitable products and distribution channels and to focus resources on the development and expansion of profitable products and strong distribution channels. The companies Conseco targets for acquisition have profitable niche products, strong distribution systems and progressive management teams who can work with Conseco to implement Conseco's operating and growth strategies. Since Conseco commenced operations in 1982, it has completed twelve acquisitions of insurance companies and related businesses, the first seven as wholly owned subsidiaries and the last five through its acquisition partnerships.

  Conseco and Kemper Corporation ("Kemper") have entered into an Agreement and Plan of Merger dated as of June 26, 1994 (the "Merger Agreement") pursuant to which a subsidiary of Conseco will merge with and into Kemper (the "Merger") in a transaction in which Kemper will be the surviving corporation. Kemper is a financial services holding company with principal operations in asset management, securities brokerage and life insurance and real estate. Conseco intends to change its name to "Kemper, Inc." upon consummation of the Merger. See "Pending Acquisition of Kemper by Conseco."

                          WESTERN NATIONAL CORPORATION

  WNC is the parent of Western National Life Insurance Company ("Western"), which had $8.5 billion of assets as of June 30, 1994. Western develops, markets and issues annuity products through niche distribution channels. Approximately 98% of the $563.0 million of direct premiums collected in the year ended December 31, 1993, and approximately 99% of the $394.7 million of direct premiums collected in the six months ended June 30, 1994, were from the sale of annuity products. Western markets single premium deferred annuities to the savings and retirement markets, flexible premium deferred annuities to the tax-qualified retirement market, and single premium immediate annuities to the structured settlement and retirement markets. Western distributes its annuity products through financial institutions (principally banks and thrifts), personal producing general agents ("PPGAs") and specialty brokers. Western expects to supplement its annuity product line by introducing variable annuity products in 1995.

                                  THE OFFERING

PRIDES offered hereby:
  U.S. Offering............................................... 18,700,000 PRIDES
  International Offering......................................  3,300,000 PRIDES
                                                               ----------
    Total..................................................... 22,000,000 PRIDES

Issue.........................  22,000,000 of   % Provisionally Redeemable
                                Income Debt Exchangeable for Stock due 1998, plus up to 2,947,500 PRIDES subject to an over-allotment option granted to the Underwriters.

Principal Amount..............  $    per PRIDES.

Stated Maturity...............            , 1998.

Interest Payment Dates........  March 1, June 1, September 1 and December 1,
                                commencing       , 1995.
Mandatory Exchange at
Maturity......................  Unless previously redeemed by Conseco as hereinafter described, at Maturity (as defined herein) each PRIDES will be mandatorily exchanged by Conseco into a number of shares of WNC Common Stock equal to the Common Exchange Rate, or, at the option of Conseco but only in the limited circumstances permitted by the Standstill Agreement, Conseco may deliver cash in lieu of such shares as described herein. The Common Exchange Rate is equal to, subject to certain adjustments, (i) if the Current Market Price (as defined herein) of WNC Common Stock, determined as of the second trading day immediately prior to Maturity, is greater than
                                or equal to $   per share of WNC Common Stock,
                                   of a share of WNC Common Stock per PRIDES,
                                (ii) if the Current Market Price of the WNC
                                Common Stock, determined as of the second
                                trading day immediately prior to Maturity, is
                                less than $   per share of the WNC Common Stock
                                but is greater than the principal amount, a
                                fractional share of WNC Common Stock per PRIDES so that the Current Market Price thereof, determined as of the second trading day immediately prior to Maturity, is equal to the principal amount and (iii) if the Current Market Price per share of the WNC Common Stock, determined as of the second trading day immediately prior to Maturity, is less than or equal to the principal amount, one share of WNC Common Stock per PRIDES. See "Description of the PRIDES--Mandatory Exchange."
Optional Redemption by
Conseco.......................  The PRIDES are not redeemable by Conseco prior
                                to         , 1997. At any time and from time to
                                time on and after that date until the close of business on the day immediately prior to the Notice Date (as defined herein) relating to Maturity, Conseco will have the right to redeem, in whole or from time to time in part, the outstanding PRIDES. Upon any such redemption, Conseco will deliver to the holder thereof, in exchange for each PRIDES subject to redemption, the greater of: (i) the number of shares of WNC Common Stock equal to the applicable Call Price divided by the Current Market Price of the WNC
                                Common Stock, or (ii)    of a share of WNC
                                Common Stock (subject to certain adjustments), in each case together with an amount in cash equal to the accrued and unpaid interest thereon to but not including the date fixed for redemption. Notwithstanding the foregoing, Conseco may, at its option but only in the limited circumstances permitted by the Standstill Agreement, deliver cash in lieu of such shares of WNC Common Stock as described herein. "Call Price" means $ , declining as
                                set forth herein to $   on and after      . See
                                "Description of the PRIDES--Optional Redemption by Conseco."

Ranking.......................  The PRIDES will be general unsecured obligations and will rank pari passu with all other unsecured and unsubordinated senior indebtedness of Conseco. For information concerning current and contemplated indebtedness of Conseco, Inc. and indebtedness and preferred stock of Conseco subsidiaries, see "Investment Considerations Relating to PRIDES and Kemper Acquisition--Acquisition Indebtedness and Restrictions Imposed by the Financing Agreements; Holding Company Status," "Pending Acquisition of Kemper by Conseco--Plan of Financing" and "Description of the PRIDES-- Ranking."

Enhanced Income; Less
 Investment Appreciation than
 WNC Common Stock; No
 Assurance of WNC Common
 Stock........................
                                Interest on the PRIDES will accrue at a higher rate than the rate at which dividends are currently paid on the WNC Common Stock. The opportunity for investment appreciation afforded by an investment in the PRIDES is less than that afforded by an investment in the WNC Common Stock because at Maturity or upon redemption such holder of PRIDES may receive less than one share of WNC Common Stock for each PRIDES. Conseco may redeem the PRIDES on
                                or after           , 1997 and may be expected
                                to do so if, among other circumstances, the
                                Current Market Price of the WNC Common Stock
                                exceeds $   per share of WNC Common Stock, in
                                which case a holder would receive less than one share of WNC Common Stock per PRIDES called for redemption. The value of the shares of WNC Common Stock delivered in respect of the PRIDES at Maturity may be less than the principal amount of the PRIDES, and therefore an investment in the PRIDES may result in a loss. In addition, Conseco may, at its option but only in the limited circumstances permitted by the Standstill Agreement, deliver cash in lieu of shares of WNC Common Stock with respect to some or all of the PRIDES at Maturity or upon any redemption. See "Investment Considerations Relating to PRIDES and Kemper Acquisition" and "Description of the PRIDES--Enhanced Income; Less

                                Investment Appreciation than WNC Common Stock; No Assurance of WNC Common Stock."

Standstill Agreement..........  Conseco and WNC will enter into the Standstill
                                Agreement which provides, among other things, that (i) the shares of WNC Common Stock owned by Conseco and its affiliates will be voted or abstain from voting on all matters presented to stockholders of WNC in the same proportion as the votes or abstentions of all other stockholders (other than persons who, along with its affiliates and associates, beneficially own more than 10% of the then outstanding shares of WNC Common Stock (a "10% Holder")), except that Conseco will retain the right to vote its shares in favor of persons nominated by Conseco for election to WNC's board pursuant to the terms of the Stockholder Agreement dated as of February 15, 1994 among Conseco, a subsidiary of Conseco and WNC (the "Stockholder Agreement"); (ii) Conseco will not acquire any additional shares of WNC Common Stock or engage in certain activities that might otherwise influence or result in a change of control of WNC for a period of seven years; and (iii) Conseco will not, except in the limited circumstances permitted by the Standstill Agreement, exercise any of its rights to deliver cash in lieu of shares of WNC Common Stock as described herein at Maturity or upon any redemption of the PRIDES. Conseco will retain its rights with regard to the nomination of directors and the right to vote its shares in favor of such nominees. The Standstill Agreement will be an agreement between Conseco and WNC and its terms may be amended or waived without the consent of the holders of the PRIDES.

Covenants.....................  The Indenture will contain a number of covenants which limit, among other things, the issuance, sale or other disposition of capital stock of certain significant subsidiaries of Conseco and the incurrence of certain liens by Conseco or by certain significant subsidiaries of Conseco. The Indenture will not contain any other provision which will restrict Conseco from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock or making additional investments in its subsidiaries. The Indenture will not contain any financial ratios, or specified levels of net worth or liquidity to which Conseco must adhere. See "Description of the PRIDES-- Covenants."
Voting Rights; Change in
Control.......................  The Indenture provides that in any special or annual meeting of stockholders of WNC in which the stockholders will vote on any proposal or matter relating to a Change in Control (as defined herein), Conseco will vote or abstain from voting the shares of WNC Common Stock held by it with respect to any such proposal or matter in proportion to the votes (or abstentions) cast by all other holders of WNC Common Stock (other than shares held by a 10% Holder). In addition, Conseco will agree with WNC under the Standstill Agreement to vote or abstain from voting the shares of WNC Common Stock held by it in proportion to the votes cast or abstentions by all such other holders of WNC Common Stock (other than any 10% Holder), except with respect to the election of the two nominees to the WNC Board of Directors designated by Conseco, as to which Conseco's vote is not limited by the Standstill Agreement or the Indenture. See "Relationships between Conseco and WNC" and "Description of the PRIDES--Voting Rights of Conseco."

Use of Proceeds...............  To finance in part the Merger, to repay bank indebtedness or for other general corporate purposes. See "Use of Proceeds."

                  INVESTMENT CONSIDERATIONS RELATING TO PRIDES
                             AND KEMPER ACQUISITION

  In addition to other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the PRIDES offered hereby.

COMPARISON TO OTHER DEBT SECURITIES

  PRIDES combine features of equity and debt instruments. Accordingly, the manner in which the trading price of PRIDES will fluctuate, based on changes in interest rates, equity prices and other factors, is subject to considerable uncertainty. As described in more detail below, the trading price of PRIDES may vary considerably prior to Maturity or to any redemption as a result of, among other things, fluctuations in the price of the WNC Common Stock, changes in interest rates, factors affecting Conseco and other events that are difficult to predict and beyond Conseco's control.

  The terms of the PRIDES differ from those of ordinary debt securities in that the amount to be received at Maturity or upon any redemption is not fixed and will not be repaid in cash (except to the limited extent permitted by the Standstill Agreement) but is based on the price of the WNC Common Stock. There can be no assurance that the value of the consideration to which a holder is entitled at Maturity will be equal to or greater than the principal amount of the PRIDES, and therefore an investment in the PRIDES may result in a loss.

RELATIONSHIP OF PRIDES AND THE WNC COMMON STOCK

  The market price of PRIDES at any time is expected to be affected primarily by changes in the price of the WNC Common Stock and by changes in interest rates, as well as by factors affecting Conseco. It is impossible to predict whether the price of the WNC Common Stock will rise or fall. Trading prices of the WNC Common Stock will be influenced by WNC's operational results and by complex and interrelated financial, economic, political and other factors that can affect the capital markets generally, the stock exchange on which the WNC Common Stock may be traded and the market segment of which WNC is a part.

ABSENCE OF PLEDGE OR ESCROW

  The Indenture relating to the PRIDES permits, subject to certain conditions, Conseco to sell, pledge or otherwise convey all or any portion of the WNC Common Stock held by it, and no such shares of WNC Common Stock will be pledged or otherwise held in escrow for use at Maturity or upon any redemption. Consequently, in the event of a bankruptcy, insolvency or liquidation of Conseco, holders of the PRIDES will not have any preferred claim to any shares of WNC Common Stock that may then be held by Conseco.

LESS INVESTMENT APPRECIATION THAN WNC COMMON STOCK

  The opportunity for investment appreciation afforded by an investment in the PRIDES is less than that afforded by an investment in the WNC Common Stock because, at Maturity or upon any redemption, a holder may receive less than one share of WNC Common Stock per PRIDES. Conseco may, at its option, redeem the
PRIDES on or after    , 1997, and may be expected to do so if, among other
circumstances, the Current Market Price of one share of WNC Common Stock at
that time exceeds $   , in which case a holder would receive less than one
share of WNC Common Stock per PRIDES called for redemption or, in the limited circumstances permitted by the Standstill Agreement, cash in lieu of shares of WNC Common Stock as described herein.

  Because the market price of the WNC Common Stock is subject to market fluctuations, the value of the WNC Common Stock received by a holder of PRIDES at Maturity may be less than the principal amount of the PRIDES, and therefore an investment in the PRIDES may result in a loss.

  As a result of these provisions, holders of the PRIDES would not be expected to realize any investment appreciation from an increase in the value of the WNC Common Stock if the Current Market Price per share of WNC Common Stock is below $ , and less than all of such appreciation if the Current Market Price per
share of WNC Common Stock is above $      .

HOLDERS HAVE NO RIGHTS WITH RESPECT TO WNC COMMON STOCK

  Holders of the PRIDES will not be entitled to any rights with respect to the WNC Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as shares of WNC Common Stock are received by holders of the PRIDES at Maturity or upon any redemption. In addition, Conseco may, at its option but only in the limited circumstances permitted by the Standstill Agreement, deliver cash in lieu of shares of WNC Common Stock as described herein.

DILUTION OF THE WNC COMMON STOCK

  The number and value of the shares of WNC Common Stock to be received at Maturity or upon any redemption of the PRIDES is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends and certain other actions of WNC that modify its capital structure. See "Description of the PRIDES--Adjustments in the Common Exchange Rate and the Optional Redemption Rate." The number and value of the WNC Common Stock to be received at Maturity or upon any redemption of the PRIDES will not be adjusted for other events, such as offerings by WNC of shares of WNC Common Stock or other equity for cash, that may adversely affect the price of the WNC Common Stock and, because of the relationship of the market price of the PRIDES to the price of the WNC Common Stock, may adversely affect the market price of the PRIDES or the value of the consideration deliverable at Maturity or upon any redemption. Conseco cannot predict to what extent, if any, WNC will issue shares of WNC Common Stock or other equity securities in the future. WNC has stated that it anticipates seeking additional external capital within the next twelve months that would be used to support Western's growth strategy. WNC has stated that it has not determined the amount or form of the financing it expects to seek. See "Investment Considerations-- Holding Company Structure; Leverage" in the WNC Prospectus.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

  It is not possible to predict how the PRIDES will trade in the secondary market or whether such market will be liquid or illiquid. The representatives of the Underwriters currently intend, but are not obligated to, make a market in the PRIDES. There is currently no secondary market for the PRIDES. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the PRIDES with liquidity of investment or that it will continue for the life of the PRIDES. If the PRIDES are not listed or traded on any securities exchange or trading market, or if trading of the PRIDES is suspended, pricing information for the PRIDES may be more difficult to obtain, and the liquidity of the PRIDES may be adversely affected.


NO OBLIGATION ON THE PART OF WNC WITH RESPECT TO THE PRIDES

  WNC has no obligations with respect to the PRIDES or amounts to be paid to holders thereof, including any obligation to take the needs of Conseco or of holders of the PRIDES into consideration for any reason. WNC will not receive any of the proceeds of the offering of the PRIDES made hereby.

RELATIONSHIPS BETWEEN CONSECO AND WNC

  Conseco, which prior to February 1994 owned 100 percent of the outstanding WNC Common Stock, presently owns approximately 40% (24,947,500 shares) of the outstanding WNC Common Stock. Conseco and WNC have entered into various intercompany transactions and arrangements. See "Relationships with Conseco and its Affiliates" in the WNC Prospectus.

  Under the Standstill Agreement, Conseco will agree with WNC that (i) the shares of WNC Common Stock owned by Conseco and its affiliates will be voted or abstain from voting on all matters presented to stockholders of WNC in the same proportion as the votes or abstentions of all other stockholders (other than any 10% Holder), except that Conseco will retain the right to vote its shares in favor of persons nominated by Conseco for election to WNC's board pursuant to the terms of the Stockholder Agreement; (ii) Conseco will not acquire any additional shares of WNC Common Stock or engage in certain activities that might otherwise influence or result in a change of control of WNC for a period of seven years; and (iii) Conseco will not, except in the limited circumstances permitted by the Standstill Agreement, exercise any of its rights to deliver cash in lieu of shares of WNC Common Stock as described herein at Maturity or upon any redemption of the PRIDES. Conseco will retain its rights with regard to the nomination of directors and the right to vote its shares in favor of such nominees. The Standstill Agreement will be an agreement between Conseco and WNC and its terms may be amended or waived without the consent of the holders of the PRIDES.

  Conseco is not required to retain its shares of WNC Common Stock pursuant to the terms of the PRIDES or otherwise. Subject to certain conditions, Conseco remains free to sell all or any portion of its WNC Common Stock in a public or private offering intended to result in widespread distribution or pursuant to a tender or exchange offer. See "Description of the PRIDES--Covenants."

REGULATORY CONSIDERATIONS ON OWNERSHIP

  For information concerning insurance laws and regulations which may affect the number of PRIDES which may be acquired without regulatory approval, see "Business--Regulation" in the WNC Prospectus.

CHANGE IN NATURE OF CONSECO'S BUSINESS

  On June 26, 1994, Conseco entered into the Merger Agreement with Kemper, which provides for Kemper stockholders to receive an aggregate of approximately $2.3 billion in cash and shares of Conseco Common Stock valued at approximately $.4 billion. At the closing of the Merger, Conseco Capital Partners II, L.P. ("CCP II"), an acquisition partnership in which Conseco currently directly and indirectly holds a 23% interest, will purchase Kemper's life insurance subsidiaries and associated real estate assets for approximately $1.3 billion in cash (the "Restructuring").

  The acquisition of Kemper (which had total assets on a pro forma basis of approximately $14.7 billion at June 30, 1994) and related transactions would effect a significant change in the nature of Conseco's business. See "Pending Acquisition of Kemper by Conseco." In acquiring Kemper, Conseco is acquiring a large mutual fund management business and a substantial regional securities brokerage business. Conseco has not previously owned a significant interest in financial services businesses of that nature. There can be no assurance that these businesses will operate profitably under the ownership and strategic management of Conseco. Furthermore, Conseco has announced that it is exploring the disposition of one or more of its large equity stakes in three publicly-held insurance businesses previously acquired by Conseco directly or through its first partnership acquisition vehicle: WNC, Bankers Life Holding Corporation ("BLH") and CCP Insurance, Inc. ("CCP Insurance"). Consummation of the offering of the PRIDES would be in lieu of a sale at this time by Conseco of its WNC Common Stock. The disposition of one or more of these equity stakes, coupled with the acquisition of Kemper, would increase the percentage of Conseco's earnings that would be derived from the asset management and securities brokerage businesses relative to the life insurance business. Because agreements for the provision of asset management services are by law or custom generally terminable on short notice, earnings from such agreements may be less predictable than earnings from life insurance products.

  In addition, the acquisition of Kemper's life insurance subsidiaries and associated real estate assets by CCP II includes a significant amount of real estate investments. See "Pending Acquisition of Kemper by Conseco--Business of Kemper--Life Insurance and Real Estate." These real estate investments could continue to be adversely affected by weak economic conditions in certain real estate markets and by restrictive lending practices by banks and other lenders. Conseco has limited experience in managing problem real estate investments and management's ability to realize value from such investments will be affected by conditions which are beyond its control, including without limitation economic and real estate market conditions in areas such as California and Illinois, where much of the real estate is located.

  Because of the inherent uncertainties associated with merging two large companies, there can be no assurance that the combined company resulting from the acquisition of Kemper by Conseco will be able to realize the cost savings Conseco currently expects to realize as a result of the acquisition and the consolidation of the operations of Conseco and Kemper or that such savings will be realized at the times currently anticipated. Furthermore, there can be no assurance that cost savings which are realized will not be offset by increases in other expenses, operating losses, other charges to earnings or losses of revenue, including losses due to problems in integrating the two companies.

CONDITIONS TO KEMPER MERGER

  The obligations of Conseco and Kemper to consummate the Merger are subject to various conditions, including obtaining requisite shareholder and regulatory approvals, certain approvals with respect to the registered investment companies for which certain Kemper subsidiaries act as investment advisor or subadvisor, certain consents from the non-investment company advisory clients of the asset management subsidiaries of Kemper, approval for listing on the New York Stock Exchange of the additional shares of Conseco common stock to be issued in connection with the acquisition and all financing necessary to pay the aggregate consideration payable in connection with the acquisition. The obligations of the parties are further subject to their respective representations and warranties being true and correct in all material respects and their having performed as of the closing date all of their covenants and obligations set forth in the Merger Agreement. There can be no assurance that all of these conditions will be satisfied and that the Merger will be consummated or that the terms of the Merger Agreement will not be modified. It is expected that the offering of PRIDES will close prior to the consummation of the Merger, and it is not conditioned upon the consummation of the Merger.

ACQUISITION INDEBTEDNESS AND RESTRICTIONS IMPOSED BY THE FINANCING AGREEMENTS; HOLDING COMPANY STATUS

  Conseco, through Kemper and CCP II Holdings Corporation ("CCP II Holdings"), a subsidiary of CCP II formed to acquire the life insurance operations and associated real estate assets of Kemper, will incur substantial consolidated indebtedness in connection with the Merger. See "Pending Acquisition of Kemper by Conseco--Plan of Financing." After giving effect to the financing for the acquisition of The Statesman Group, Inc. ("Statesman") by CCP II (the "Statesman Acquisition"), the issuance of the PRIDES offered hereby, the financing of the Merger and the Restructuring, Conseco's pro forma total consolidated indebtedness (which includes indebtedness of BLH, Statesman and CCP II for which Conseco is not directly liable) would have been 58% of total capitalization as of June 30, 1994, compared to Conseco's actual total consolidated indebtedness of 33% of total capitalization as of such date and Kemper's actual total consolidated indebtedness of 23% of total capitalization as of such date. As of June 30, 1994, on a pro forma basis after giving effect to the Statesman Acquisition, the issuance of the PRIDES offered hereby and the Merger and the Restructuring, Conseco's total long-term indebtedness (including indebtedness of BLH, Statesman and CCP II for which Conseco is not directly liable), minority interest (including preferred stock of subsidiaries totaling $456.3 million) and shareholders' equity were $3,020.1 million, $919.1 million and $1,297.2 million, respectively. For the year ended December 31, 1993 and the six months ended June 30, 1994, after giving effect to the Statesman Acquisition, the issuance of the PRIDES offered hereby and the Merger and the Restructuring, Conseco's ratio of earnings to fixed charges, excluding interest on annuities and financial products, would have been approximately 1.82x and 1.63x, respectively. See "Selected and Pro Forma Consolidated Financial Data."

  This degree of leverage could have material adverse consequences to Conseco and the holders of the PRIDES, including the following: (i) the ability of Conseco to obtain additional financing in the future may be impaired; (ii) a substantial portion of Conseco's cash flow from operations will be required to be dedicated to the payment of Conseco's interest expense obligations; (iii) Conseco may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage; (iv) Conseco's high degree of leverage will make it more vulnerable to a downturn in its business; and (v) Conseco's leverage may adversely affect the ratings of its insurance companies, which in turn may adversely affect their competitive position and ability to sell products.

  In connection with the Merger, a Conseco subsidiary (which will be merged into Kemper), as borrower, and Conseco, as guarantor, entered into a Credit Agreement dated as of August 31, 1994 with a syndicate of banks for which Citicorp USA, Inc. is acting as Administrative Agent (the "Kemper Credit Agreement"). In addition, CCP II Holdings entered into a Credit Agreement dated as of August 31, 1994 with a syndicate of banks for which Citicorp USA, Inc. is acting as Administrative Agent (the "CCP II Holdings Credit Agreement"; together with the Kemper Credit Agreement, the "Credit Agreements"). The Credit Agreements for Kemper and CCP II Holdings each contain a number of significant covenants that, among other things, restrict the ability of Conseco and its subsidiaries or CCP II Holdings and its subsidiaries, as the case may be, to incur debt, pay dividends, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. See "Pending Acquisition of Kemper by Conseco--Plan of Financing." The obligations arising under the Kemper Credit Agreement and related documentation are expected to be secured by, among other things, liens on substantially all of the assets of Kemper, by the guarantee of Conseco, Inc. and by a pledge of the stock of Kemper to be owned by Conseco. The obligations under the CCP II Holdings Credit Agreement and related documentation are expected to be secured by, among other things, a pledge of the stock of the subsidiaries of CCP II Holdings. In addition, each of Conseco, Kemper and CCP II Holdings will be required to maintain specified consolidated financial ratios and tests, including minimum interest coverage ratios. The ability of Conseco and its subsidiaries and CCP II Holdings and its subsidiaries to comply with their respective obligations will be affected by certain events that are beyond their control. There can be no assurance that Conseco and its subsidiaries and CCP II Holdings and its subsidiaries will be able to achieve results that comply with such provisions or that the terms of the respective Credit Agreements or other aspects of the plan of financing for the Merger will not change prior to consummation of the Merger. The breach of any of these covenants by Conseco or Kemper could result in a default under the Conseco Credit Agreement and the breach of any of these covenants by CCP II Holdings could result in a default under the CCP II Holdings Credit Agreement. In the event of any such default, the banks who are parties to such agreements could elect to declare all amounts borrowed under the applicable Credit Agreement, together with accrued interest, to be due and payable. Any such acceleration under the Kemper Credit Agreement would also constitute a default under the senior subordinated debentures to be issued by Kemper (the "Kemper Senior Subordinated Debentures"), and any such acceleration under the CCP II Holdings Credit Agreement would also constitute a default under the senior subordinated debentures to be issued by CCP II Holdings (the "CCP II Holdings Senior Subordinated Debentures."), but would not constitute a default under the PRIDES or under the Kemper Credit Agreement.

  The Indenture under which the CCP II Holdings Senior Subordinated Debentures will be issued will also contain a number of significant covenants that, among other things, will restrict the ability of CCP II Holdings and its subsidiaries to incur debt, pay dividends, sell assets and take certain other corporate actions.

  Because Conseco and CCP II Holdings are holding companies, all of their respective operating income is generated by their respective subsidiaries. Each of Conseco and CCP II Holdings must rely on dividends or other payments from its subsidiaries to generate the funds necessary to meet its obligations under the indebtedness to be incurred, as well as other obligations. The ability of such subsidiaries to pay such dividends or other amounts will be subject to, among other things, applicable state laws, including, in the case of insurance subsidiaries, state insurance laws.

  Because of Conseco's holding company structure, the rights of Conseco and its creditors, including the holders of the PRIDES offered hereby, to participate in the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise will be subject to the prior claims of such subsidiary's policyholders, creditors and holders of preferred stock, except to the extent Conseco may itself be a creditor with recognized claims against the subsidiary or a holder of such subsidiary's preferred stock. As of June 30, 1994 on a pro forma basis before adjusting for the Merger and Restructuring, subsidiaries of Conseco had approximately $586.5 million of indebtedness and $133.3 million of preferred stock (excluding Conseco's direct or indirect interest in such preferred stock) as to which Conseco, Inc. is not directly liable. In connection with the Merger and the Restructuring, it is expected that (i) Kemper (which will be a wholly owned subsidiary of Conseco) will incur or otherwise have on a pro forma basis approximately $1,194.1 million of indebtedness and $123.9 million of preferred stock, as to which Conseco, Inc. will guarantee on a senior basis approximately $517.3 million of secured indebtedness under the Kemper Credit Agreement and guarantee on a subordinated basis $339.5 million of the Kemper Senior Subordinated Debentures and (ii) CCP II will incur or otherwise have on a pro forma basis an additional $760.0 million of indebtedness and $191.9 million of preferred stock (excluding Conseco's direct or indirect interest in such preferred stock) as to which Conseco, Inc. is not directly liable.

                                    CONSECO

  Conseco is a holding company which owns, operates and provides services to companies in the financial services industry (primarily life insurance companies, to date). Historically, Conseco's earnings have resulted from three distinct activities: (i) operating life insurance companies and other financial services businesses; (ii) providing investment management, administrative and other fee-based services to affiliated businesses as well as non-affiliates; and (iii) acquiring and restructuring life insurance companies in partnership with other investors. Recently, Conseco has aggressively pursued a strategy to expand its fee-based business, with special emphasis on increasing assets under management. Conseco's operating strategy for acquired businesses is to consolidate and streamline management and administrative functions, to realize superior investment returns through active asset management, to eliminate unprofitable products and distribution channels and to focus resources on the development and expansion of profitable products and strong distribution channels. The companies Conseco targets for acquisition have profitable niche products, strong distribution systems and progressive management teams who can work with Conseco to implement Conseco's operating and growth strategies.

  Since Conseco commenced operations in 1982, it has completed twelve acquisitions of insurance companies and related businesses, the first seven as wholly owned subsidiaries and the last five through its acquisition partnerships. Conseco Capital Partners, L.P. ("CCP I"), Conseco's first acquisition partnership, was dissolved in 1993 after distributing to its partners the proceeds of the sale of, or the securities of, the companies it had acquired. In early 1994, Conseco formed CCP II, its second acquisition partnership, to invest in acquisitions of life insurance companies and related businesses. A wholly owned subsidiary of Conseco is the sole general partner of CCP II, as was the case with CCP I.

  Conseco currently holds ownership interests in the following life insurance businesses: (i) WNC, in which Conseco currently holds a 40% interest, (ii) BLH, an NYSE listed company in which Conseco currently holds a 57% interest (and which is the parent company of Bankers Life and Casualty Insurance Company ("Bankers Life"), one of the nation's largest writers of individual health insurance policies and a leader in the market for Medicare supplement and long-term care insurance products); (iii) CCP Insurance, an NYSE listed company which Conseco manages and in which Conseco currently holds a 43% ownership interest (and which is the parent company of Great American Reserve Insurance Company, Beneficial Standard Life Insurance Company and Jefferson National Life Insurance Company, which offer annuity, life and employee benefit related insurance products); and (iv) Bankers National Life Insurance Company, National Fidelity Life Insurance Company and Lincoln American Life Insurance Company, all of which are wholly owned by Conseco and which have profitable blocks of in-force life business, although new sales are currently not being pursued.

  CCP II contemplates effecting acquisitions using partnership equity capital, together with mezzanine and debt financing from various sources. CCP II has equity capital commitments of $624 million ($45 million of which were called in connection with the Statesman Acquisition and an additional $300 million of which are expected to be called in connection with the Merger and the Restructuring) from its partners, primarily large institutional investors. Commitments to CCP II include $100 million from Conseco, $25 million from Bankers Life, $25 million from CCP Insurance and $50 million from Western. In addition, certain executive officers and directors of Conseco and its affiliates have committed approximately $34 million to CCP II. Conseco, through its direct investment and through its equity interests in the investments made by Bankers Life, CCP Insurance and Western, is expected to have approximately a 23% ownership interest in CCP II (approximately 16% directly and 7% indirectly through such equity interests). This ownership interest will vary with each acquisition made by CCP II depending on the amount of direct equity investments made in such acquisitions by Conseco and its affiliates. Conseco's percentage interest in companies acquired by CCP II can be increased if certain targeted returns to the partners of CCP II are achieved. As set forth above, Conseco has announced its intention to explore the sale of its equity interests in one or more of WNC, CCP Insurance and BLH. Any such sale would have the additional effect of reducing Conseco's ownership interest in CCP II. Companies acquired by CCP II (including, as described below, the life insurance subsidiaries of Kemper) will be included in Conseco's financial statements on a consolidated basis because a wholly owned subsidiary of Conseco serves as the sole general partner of CCP II. See "Selected Historical and Pro Forma Consolidated Financial Data."

  On September 29, 1994, CCP II consummated the Statesman Acquisition. Statesman is a financial services holding company engaged primarily in the development, marketing, underwriting, issuance and administration of life insurance products through its subsidiaries, American Life and Casualty Insurance Company and Vulcan Life Insurance Company. To consummate the Statesman Acquisition, CCP II obtained approximately $452 million in debt and equity financing. Conseco, through its direct investment and through its equity interest in the investments made by BLH, CCP Insurance and WNC, has approximately a 27% ownership interest in Statesman (approximately 13% directly and 14% indirectly through such equity investments). Additional information concerning Statesman and the Statesman Acquisition is contained in the Statesman 8-K.

  Conseco was organized in 1979 as an Indiana corporation. Its executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana, 46032, and its telephone number is (317) 573-6100.

                    PENDING ACQUISITION OF KEMPER BY CONSECO

  Conseco, KC Acquisition, Inc., a wholly owned subsidiary of Conseco ("KC Acquisition"), and Kemper have entered into the Merger Agreement, pursuant to which KC Acquisition will be merged with and into Kemper in a transaction in which Kemper will be the surviving corporation. At the effective time of the Merger (the "Effective Time"), Kemper will become a wholly owned subsidiary of Conseco and will sell its life insurance subsidiaries and associated real estate assets to CCP II. The implementation of the Restructuring is an integral part of the plan of financing for the Merger. See "--Plan of Financing." Additional information concerning the Merger and the Restructuring is contained in the Kemper 8-K.

BACKGROUND OF THE MERGER

  Conseco's principal strategic objective since it commenced operations in 1982 has been to acquire financial services companies and to increase their value by implementing management strategies to reduce costs and improve administrative efficiency, centralize asset management, improve marketing and distribution, eliminate unprofitable products and focus resources on the development and expansion of profitable products. Conseco has completed twelve previous acquisitions of insurance companies and related businesses since it commenced operations, in furtherance of this strategy. In addition, Conseco has, over the past few years, pursued a strategy of increasing the amount of assets it has under management with specific emphasis on fee-based businesses. In that connection, Conseco had engaged in ongoing discussions with certain investment banking firms about the possibility of acquiring an asset management (mutual fund) firm and had from time to time evaluated specific acquisition opportunities in this area. Such an acquisition would serve to increase the percentage of Conseco's earnings derived from recurring fee income. In addition, Conseco believes that it would benefit from the similarities and synergies between the asset management business and the insurance business.

  Accordingly, Conseco was interested in the possibility of an acquisition of Kemper because, among other reasons, Kemper owns a large, successful mutual fund asset manager with a nationally recognized brand name and experienced management teams. Conseco believes that the mutual fund industry is experiencing significant pressure for consolidation, and that the Kemper asset management business is attractively positioned to succeed in this environment because of its size, strong consumer name recognition and product and distribution channel diversification. After the Merger, Conseco would manage approximately $85 billion in assets, which is more than four times the approximately $19 billion of assets that Conseco had under management at year-end 1993. Conseco believes that Kemper's and Conseco's businesses complement each other in several other significant areas such as insurance (where Kemper's strong position in the annuity market would add critical mass to Conseco's operations and Kemper's status as a leading provider of term insurance would help to diversify Conseco's product offerings) and third party marketing (where Kemper's subsidiary, INVEST Financial Corporation ("INVEST"), the nation's largest distributor of securities and insurance products through financial institutions, would complement Conseco's existing strategy of selling annuity and mutual fund products in the financial institutions market through its subsidiary, Marketing Distribution Systems Consulting Group, Inc. ("Bankmark")). In addition, the acquisition of Kemper represents an opportunity to acquire Kemper Securities, Inc. ("KSI"), a substantial regional securities brokerage firm.

THE MERGER

  In the Merger, each share of common stock of Kemper ("Kemper Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Kemper Common Stock held by stockholders of Kemper who exercise their appraisal rights) would be converted into the right to receive (i) $56.00 per share in cash (the "Cash Consideration"), and (ii) a fraction of a share of common stock, without par value, of Conseco ("Conseco Common Stock") determined by dividing $11.00 by the average closing price of Conseco Common Stock prior to the Merger (such fraction to be not more than 0.2418 nor less than 0.1982). In the Merger, Conseco would pay aggregate Cash Consideration of approximately $2.3 billion and issue between 7.7 million and 9.4 million shares of Conseco Common Stock. In conjunction with the Merger, $337.3 million of indebtedness and $123.9 million of preferred stock of Kemper will be assumed. Conseco intends to change its name to "Kemper, Inc." upon consummation of the Merger.

  The closing of the Merger is subject to certain conditions set forth in the Merger Agreement, including the approval of the Merger by the stockholders of Kemper, the approval by the stockholders of Conseco of the issuance of shares of Conseco Common Stock in the Merger, the receipt of all required governmental and regulatory consents, the receipt of certain approvals with respect to the registered investment companies for which Kemper or any subsidiary acts as investment adviser or sub-adviser, the receipt of certain consents from the noninvestment company advisory clients of the asset management subsidiaries of Kemper and the obtaining by Conseco of all financing necessary to pay the aggregate Cash Consideration payable in connection with the Merger.

  CCP II Holdings was formed to acquire an existing life insurance company ("Life Insurance Holdings") and to organize one or more real estate acquisition subsidiaries. Simultaneously with or immediately following the Effective Time, it is anticipated that Kemper will effect the Restructuring under which Kemper will sell each of the subsidiaries of Kemper engaged in the life insurance business and activities related thereto to Life Insurance Holdings (the "Life Company Dispositions") and associated real estate assets currently held by subsidiaries of Kemper will be transferred, by merger or otherwise, to one or more of the real estate acquisition subsidiaries of CCP II Holdings (the "Real Estate Transfers").

PLAN OF FINANCING

  It is estimated that the total funds required to pay the aggregate Cash Consideration to be paid to stockholders of Kemper in the Merger and to pay related transaction and restructuring costs will be approximately $2.5 billion (the "Aggregate Acquisition Costs"). The Aggregate Acquisition Costs are expected to be financed (subject to adjustments described below) from four sources: (i) borrowings by Kemper, which will be guaranteed on a senior basis by Conseco, Inc. and secured by a pledge of all of the stock and substantially all of the assets of Kemper, under the Kemper Credit Agreement in an aggregate amount of $823.5 million (the "Kemper Senior Loans") (consisting of (a) a Senior Tranche A Term Loan in the amount of $523.5 million which will be repayable in increasing annual installments beginning in 1995, with a final maturity date in 2001; (b) a Senior Tranche B Term Loan in the amount of $200.0 million which will be repayable in increasing annual installments beginning in 1995, with a final maturity date in 2002; and

(c) a Senior Bridge Loan in the amount of $100.0 million); (ii) the proceeds from the sale by Kemper of the Kemper Senior Subordinated Debentures in the aggregate principal amount of $350.0 million, which will be guaranteed on a subordinated basis by Conseco, Inc.; (iii) the proceeds to Kemper of the Life Company Dispositions and the Real Estate Transfers, which (together with related transaction fees and expenses) are currently expected to aggregate approximately $1.3 billion and to be financed as described below and (iv) Kemper cash and Conseco cash available at the Effective Time. The portion of the Aggregate Acquisition Costs which will be financed through each of these sources is subject to change, and the consummation of each of the financing transactions is subject to the satisfaction of certain conditions.

  In connection with the Merger, Kemper will transfer all of the broker-dealer businesses of KFS and all of the property and assets related thereto into a new wholly owned subsidiary of KFS, as a result of which KFS will no longer be subject to the net capital requirements applicable to broker-dealers (the "KFS Broker-Dealer Transfer"). It is anticipated that the Senior Bridge Loan will be repaid promptly following the Effective Time in part with funds to be made available to Kemper out of assets no longer required to be maintained by KFS in connection with its broker-dealer businesses as a result of the KFS Broker-Dealer Transfer.

  The plan of financing described above does not take into account the net proceeds from the offering of the PRIDES or potential proceeds from any sale of Conseco's equity stakes in BLH or CCP. It is contemplated that the net proceeds from the sale of the PRIDES would reduce the amount of the Kemper Senior Loans that would otherwise be incurred to finance the Merger. Any proceeds from the sale of Conseco's stakes in BLH or CCP are expected to be used to reduce the amount of the Kemper Senior Loans or the Kemper Senior Subordinated Debentures.

  The total amount of funds required by CCP II Holdings to pay to Kemper the purchase price for the Life Company Dispositions and the consideration for the Real Estate Transfers (together with related transaction fees and expenses) is currently anticipated to be approximately $1.3 billion and is expected to be financed from four sources: (i) borrowings by CCP II Holdings under the CCP II Holdings Credit Agreement in an aggregate amount of $400.0 million; (ii) the proceeds from the sale by CCP II Holdings of CCP II Holdings Senior Subordinated Debentures in the aggregate principal amount of $400.0 million;
(iii) the proceeds from the sale by CCP II Holdings in a private placement (primarily to the partners of CCP II) of units consisting of its pay-in-kind preferred stock with an aggregate stated value of $250.0 million (of which approximately $50 million is assumed to be provided by Conseco and its subsidiaries), together with common stock of CCP II Holdings (the "CCP II Holdings PIK Preferred Stock") and (iv) additional equity capital (the "CCP II Equity Contribution") to be contributed by the partners of CCP II in the aggregate amount of $300.0 million (of which $60 million is expected to be provided by Conseco and its subsidiaries).

  The sources of the funds to pay the Aggregate Acquisition Costs are expected to be as follows (in millions):

      Kemper Senior Loans:
        Senior Tranche A Term Loan................................. $  523.5(1)
        Senior Tranche B Term Loan.................................    200.0(1)
        Senior Bridge Loan.........................................    100.0(2)
      Kemper Senior Subordinated Debentures........................    350.0
      Restructuring(3):
        CCP II Holdings Credit Agreement...........................    400.0
        CCP II Holdings Senior Subordinated Debentures.............    400.0
        CCP II Holdings PIK Preferred Stock........................    250.0
        CCP II Equity Contribution.................................    300.0
      Kemper cash..................................................     15.1
                                                                    --------
          Total.................................................... $2,538.6
                                                                    ========

- --------
(1) The net proceeds from this offering of PRIDES (after repayment of the balance then outstanding under Conseco's revolving credit agreement) are assumed to be used to pay a portion of the Aggregate Acquisition Costs. In that event, Conseco intends to reduce the amounts to be borrowed under the Senior Tranche A Term Loan and the Senior Tranche B Term Loan. In addition, Conseco also intends to use available cash that it had previously planned to use to repay the balance under the revolving credit agreement (which instead will be repaid with the net proceeds of this offering of PRIDES) to reduce the Kemper Senior Loans. As a result, Conseco expects to use an amount equal to the net proceeds of this offering to of PRIDES reduce the amounts to be borrowed under the Kemper Credit Agreement. See "Use of Proceeds" and "Selected Historical and Pro Forma Consolidated Financial Data."
(2) It is anticipated that the Senior Bridge Loan will be repaid promptly following the Effective Time in part with funds to be made available to Kemper out of assets no longer required to be maintained by Kemper Financial Services, Inc., a subsidiary of Kemper ("KFS"), in connection with its broker-dealer businesses.
(3) The debt and preferred stock to be issued by CCP II Holdings will not be direct obligations of Conseco.

BUSINESS OF KEMPER

  Kemper is a financial services holding company with principal operations in asset management, securities brokerage, and life insurance and real estate. After consummation of the Restructuring, Kemper will continue its asset management and securities brokerage operations and CCP II Holdings will own the Life Companies and associated real estate assets.

  Asset Management. KFS, with $65.1 billion in assets under management at June 30, 1994, is one of the nation's largest asset managers. KFS offers 21 stock and bond funds, and KFS' products include the 12th largest money market portfolio in the country. KFS also offers investment management and advisory services for individual and institutional investors. KFS distributes its products and services primarily through securities brokerage firms, banks and other financial institutions, independent brokers and agents, financial planners and corporate pension and profit-sharing plans. INVEST, a registered broker-dealer, is also an important distributor of Kemper products and is the nation's largest distributor of securities and insurance products through financial institutions.

  Securities Brokerage. KSI is a full-service securities brokerage firm, providing a wide array of investment vehicles and advisory services to individual, business and institution investors. Although KSI's market focus is primarily retail, the firm also provides investment banking services to corporate and municipal clients. The firm is also the largest distributor of KFS mutual funds and one of the largest distributors of KILICO annuity products.

  Life Insurance and Real Estate. Kemper markets life insurance products through its two wholly owned subsidiaries, Federal Kemper Life Assurance Company ("FKLA") and Kemper Investors Life Insurance Company ("KILICO") (together, the "Life Companies"). FKLA is a leader in the term life insurance market. FKLA's products are designed for individuals and small business owners and include features such as premium guarantee levels and premium reduction options. FKLA distributes its products through independent general agents and various other channels. KILICO specializes in variable and fixed annuities. KILICO has been offering products in the variable annuity marketplace for more than 10 years. KILICO markets its products primarily through financial institutions, securities brokerage firms, financial planners and other specialty distributors of financial products. In 1992, the management, operations and employees of KILICO were integrated with those of FKLA to increase efficiencies and coordinate strategic directions of both companies.

  As of June 30, 1994, Kemper held through the Life Companies and real estate subsidiaries $1.4 billion of real estate investments (net of reserves and write-downs), consisting of joint venture and third party mortgage loans and other real estate related investments. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations" for the year ended December 31, 1993, and the quarterly period ended June 30, 1994, in the Kemper 8-K. Immediately following the Merger, the Life Company Dispositions and the Real Estate Transfers will be effected, pursuant to which the Life Companies (which also hold real estate loans and investments) will be acquired by Life Insurance Holdings. Accordingly, following the Merger, the Kemper real estate investments will be held by CCP II. However, Conseco is expected to continue to hold an indirect 23% ownership interest in such investments through Conseco's direct and indirect interest in CCP II (which may be higher or lower depending upon the amount of CCP II Holdings PIK Preferred Stock purchased by Conseco and its affiliates), and the financial statements of CCP II Holdings will be consolidated with those of Conseco. In managing the real estate investments, CCP II does not intend to make significant additions but intends to reduce its aggregate amount of real estate investments over time based on market conditions and opportunities.

  As of June 30, 1994, the total future legal commitments relating to Kemper's real estate investments were $570.2 million (the maximum amount that Kemper could be required to fund under outstanding agreements related to real estate). As of June 30, 1994, Kemper expected to fund approximately $268.7 million of these commitments, along with providing working capital to existing projects.

  As of June 30, 1994, before reserves and cumulative write-downs, Kemper had $1.1 billion of troubled real estate investments, including $958.6 million of nonaccrual loans, $69.4 million of real estate owned and $59.5 million of performing restructured loans. As of June 30, 1994, total reserves and cumulative write-downs (excluding fair value adjustments to real estate owned) were 61.1% of total troubled real estate-related investments and 33.3% of Kemper's total real estate investments before reserves and write-downs.

  Through June 30, 1994, Kemper has caused its real estate subsidiaries to acquire $804.1 million of real estate assets from the Life Companies. Such acquisitions were made to reduce the real estate assets of the Life Companies. Additionally, the indebtedness to be incurred by CCP II Holdings in connection with the Restructuring could restrict the ability of CCP II Holdings to provide future funding for development projects which are among the real estate investments being acquired by CCP II Holdings. See the Kemper 8-K for additional information regarding the Kemper real estate investments.

                                USE OF PROCEEDS

  The net proceeds to Conseco from the sale of the PRIDES, after deducting estimated underwriting discounts and offering expenses, are estimated to be
$    million. Conseco intends to use a portion of the net proceeds to repay any amounts outstanding at such time under a revolving credit agreement (the "Conseco Revolving Credit Agreement") which Conseco entered into in April 1994 to provide working capital. At June 30, 1994, the amount outstanding under such credit agreement was $35 million. Amounts outstanding under the Conseco Revolving Credit Agreement bear interest at a variable rate of interest (currently 5.32%) and all amounts must be repaid on or before May 1, 1996. Conseco intends to use the remaining net proceeds to finance in part the Merger. See "Pending Acquisition of Kemper by Conseco--Plan of Financing." If the Merger is not consummated, Conseco intends to use the remaining net proceeds of this offering for general corporate purposes.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Conseco and its consolidated subsidiaries as of June 30, 1994, as adjusted for: (i) the issuance of notes payable by CCP II entities related to the Statesman Acquisition; (ii) the issuance of preferred and common stock to minority interests by CCP II entities related to the Statesman Acquisition and the preferred stock of subsidiaries of CCP II entities which continues to be outstanding after the Statesman Acquisition; (iii) debt of Statesman which continues to be outstanding after the Statesman Acquisition; (iv) the PRIDES offered hereby at an assumed price of $13 3/8 (the closing price of the WNC Common Stock on September 30, 1994 per PRIDES), with net proceeds to Conseco of $284.0 million after deducting estimated underwriting discounts and offering expenses; (v) the repayment of the Conseco Revolving Credit Agreement; (vi) the planned issuance of notes payable by Conseco related to the Merger and the Restructuring; (vii) the planned issuance of notes payable by CCP II entities related to the Merger and the Restructuring; (viii) the issuance of preferred and common stock to minority interests by CCP II entities related to the Merger and the Restructuring; (ix) preferred stock of subsidiaries of Kemper which will continue to be outstanding after the Merger and the Restructuring; (x) debt of Kemper which will continue to be outstanding after the Merger and Restructuring and (xi) the issuance of the common stock of Conseco related to the Merger and Restructuring.

                                                   PRO FORMA
                                                    FURTHER       PRO FORMA
                                     PRO FORMA    ADJUSTED FOR FURTHER ADJUSTED
                                        FOR          PRIDES     FOR THE MERGER
                                    TRANSACTIONS    OFFERED        AND THE
                         HISTORICAL COMPLETED(1)   HEREBY(2)   RESTRUCTURING(3)
                         ---------- ------------  ------------ ----------------
                                         (DOLLARS IN MILLIONS)
Long-term debt:
  Direct obligations of
   Conseco:
    Outstanding notes
     payable............  $  230.5    $  230.5      $  195.5       $  195.5
    PRIDES offered
     hereby.............       --          --          284.0          284.0
    Notes payable issued
     in conjunction with
     the Merger:
      Kemper Senior
       Loans............       --          --            --           517.3(4)
      Kemper Senior
       Subordinated
       Debentures.......       --          --            --           339.5
      Notes payable of
       Kemper assumed in
       conjunction with
       the Merger.......       --          --            --           337.3
  Indirect obligations
   of Conseco:
    Notes payable of
     BLH................     279.7       279.7         279.7          279.7
    Notes payable issued
     by CCP II entities
     in conjunction with
     the Statesman
     Acquisition........       --        305.2         305.2          305.2
    Indebtedness of CCP
     II entities assumed
     in conjunction with
     the Statesman
     Acquisition........       --          1.6           1.6            1.6
    Notes payable issued
     by CCP II entities
     in conjunction with
     the Restructuring..       --          --            --           760.0
                          --------    --------      --------       --------
      Total long-term
       debt.............     510.2       817.0       1,066.0        3,020.1
Minority interest.......     185.9       354.4(5)      354.4          919.1(6)
Shareholders' equity:
  Preferred stock.......     287.5       287.5         287.5          287.5
  Common stock and
   additional paid in
   capital..............     172.4       172.4         172.4          601.4
  Unrealized
   (depreciation).......    (118.5)     (118.5)       (118.5)        (118.5)
  Retained earnings.....     513.5       515.8         515.8          526.8
                          --------    --------      --------       --------
      Total
       shareholders'
       equity...........     854.9       857.2         857.2        1,297.2
                          --------    --------      --------       --------
      Total
       capitalization...  $1,551.0    $2,028.6      $2,277.6       $5,236.4
                          ========    ========      ========       ========

- --------
(1) The pro forma capitalization at June 30, 1994 for transactions completed reflect the consolidated pro forma capitalization of Conseco as if the acquisition of Statesman by CCP II had been completed on June 30, 1994.

(2) The pro forma capitalization at June 30, 1994 are further adjusted to reflect the issuance of the PRIDES offered hereby and the repayment of the Conseco Revolving Credit Agreement as if such transactions had occurred on June 30, 1994.
(3) The selected pro forma capitalization at June 30, 1994 are further adjusted to reflect the Merger and the Restructuring, as if such acquisition and related transactions had occurred on June 30, 1994.
(4) Assumes that the net proceeds from this offering of PRIDES are used to reduce the amount borrowed under the Kemper Credit Agreement.
(5) Adjustments to pro forma minority interest for transactions completed include: (i) the preferred stock of a subsidiary of Statesman which was outstanding prior to the assumed date of the Statesman Acquisition ($101.4 million); (ii) the interests of investors other than Conseco and its consolidated subsidiaries in the payment-in-kind preferred stock issued in connection with the Statesman Acquisition ($31.1 million); and (iii) the interests of entities other than Conseco and its consolidated subsidiaries in the CCP II common equity investment in Statesman ($36.0 million).
(6) Further adjustments to pro forma minority interest for the Merger and the Restructuring include: (i) the preferred stock of Kemper and its subsidiaries which was outstanding prior to the assumed date of the Merger ($123.9 million); (ii) the assumed interests of investors other than Conseco and its consolidated subsidiaries in the CCP II Holdings PIK Preferred Stock ($199.9 million); and (iii) the assumed interests of investors other than Conseco and its consolidated subsidiaries in the CCP II investment in the Life Dispositions and Real Estate Transfers ($239.9 million).

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following tables present selected historical consolidated financial data for each of Conseco and Kemper and selected pro forma consolidated financial data for Conseco and Kemper combined. The selected historical consolidated financial data are derived from the historical consolidated financial statements of Conseco and Kemper that are incorporated by reference herein. The selected pro forma consolidated financial data are derived from the unaudited pro forma condensed consolidated financial statements of Conseco and Kemper incorporated by reference herein. The information set forth below should be read in conjunction with such historical and pro forma financial statements and the notes thereto, the historical financial statements of Statesman as of June 30, 1994 and for the six months then ended and as of December 31, 1993 and for the year then ended contained in the Statesman 8-K and the unaudited pro forma financial information of Conseco as of June 30, 1994 and for the six months then ended and for the year ended December 31, 1993 contained in Exhibit 99.1 to Conseco's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994. The historical consolidated financial statements of Conseco have been audited by Coopers & Lybrand, independent certified public accountants, for each of the five years in the period ended December 31, 1993. The historical consolidated financial statements of Kemper have been audited by KPMG Peat Marwick LLP, independent certified public accountants, for each of the five years in the period ended December 31, 1993. The historical consolidated financial statements as of and for the six months ended June 30, 1994 and 1993 are unaudited but, in each of Conseco's, Statesman's, and Kemper's opinion (with respect to its own statements), reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of its financial position and results of operations for such periods. The results of operations for the six months ended June 30, 1994 may not be indicative of results of operations to be expected for a full year.

  Conseco previously acquired certain insurance companies through CCP I, an acquisition partnership (which has since been dissolved) for which a wholly owned subsidiary of Conseco acted as sole general partner. Conseco expects to effect certain future acquisitions through CCP II, an acquisition partnership for which a wholly owned subsidiary of Conseco is acting as sole general partner. On September 29, 1994, CCP II acquired Statesman. In conjunction with the Merger and pursuant to the Restructuring, CCP II will also acquire the Life Companies and the associated real estate assets currently held by subsidiaries of Kemper. Because a subsidiary of Conseco was the sole general partner of CCP I (prior to its dissolution), Conseco controlled CCP I and, because a subsidiary of Conseco is the sole general partner of CCP II, Conseco controls CCP II. Accordingly, the historical consolidated financial statements of Conseco include all financial information of CCP I and the companies owned by CCP I on a consolidated basis for all relevant periods. Similarly, Conseco's consolidated financial statements will include (and the unaudited pro forma consolidated financial information for Conseco and Kemper includes) all financial information of CCP II and the companies owned by CCP II, including, subsequent to the Statesman Acquisition on September 29, 1994, Statesman and, following the Merger and the Restructuring, the Life Companies and the associated real estate assets currently held by subsidiaries of Kemper. The interests of other investors in CCP I and CCP II and the companies owned by them are eliminated in the consolidated financial statements of Conseco through a minority interest account. For purposes of the selected pro forma consolidated financial data, such other investors are assumed to have a 73% ownership interest in Statesman (such interest approximates the ownership interests of other investors after the Statesman Acquisition) and a 77% ownership interest in the Life Companies and associated real estate assets. See "Unaudited Pro Forma Condensed Consolidated Financial Information" included in the Statesman 8-K and the Kemper 8-K, which are incorporated by reference herein.

  Conseco, both directly and through CCP I, has effected several transactions during the periods covered by the historical financial statements included and incorporated herein that significantly affect the comparability of the financial information presented. Such transactions include (i) the initial public offering of WNC on February 15, 1994, which reduced Conseco's ownership interest therein to 40% and caused WNC to be included in Conseco's financial statements on the equity (rather than consolidated) basis since the first quarter of 1994, (ii) the acquisition of Bankers Life by CCP I as of November 1, 1992 (the "November 1992 BLH Acquisition"), the initial public offering of BLH in March 1993 and the subsequent acquisition by Conseco of 13.3 million additional shares of BLH common stock in September 1993 (the "September 1993 BLH Stock Purchase"), all of which resulted in the inclusion of BLH and its subsidiaries in Conseco's financial statements on a consolidated basis since November 1, 1992, (iii) the acquisitions of Great American Reserve Insurance Company, Jefferson National Life Insurance Company and Beneficial Standard Life Insurance Company by CCP I on June 27, 1990, November 27, 1990 and April 24, 1991, respectively, and (iv) the formation, as of June 30, 1992, of CCP Insurance to act as the holding company for the insurance companies previously acquired by CCP I, and CCP Insurance's initial public offering, which transactions caused CCP Insurance to be included in Conseco's financial statements on the equity (rather than the consolidated) basis since July 1, 1992, and the purchase by Conseco of 2.0 million additional shares of CCP Insurance common stock in September 1993 (the "September 1993 CCP Insurance Stock Purchase"), which increased Conseco's ownership interest therein to 40%. See the notes to the consolidated financial statements included in Conseco's Annual Report on Form 10-K for the year ended December 31, 1993, incorporated by reference herein, and the pro forma financial information contained in
Exhibit 99.1 to Conseco's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994, incorporated by reference herein.

  The selected pro forma consolidated financial data for the year ended December 31, 1993 and the six months ended June 30, 1994 reflect the consolidated operating results for Conseco as if the initial public offering of WNC, the September 1993 CCP Insurance Stock Purchase, the initial public offering of BLH, the September 1993 BLH Stock Purchase, the Statesman Acquisition, the issuance of the PRIDES offered hereby, the Merger, the Restructuring, the KFS Broker-Dealer Transfer and Kemper's pending disposition of its investment in a 50% owned subsidiary (for which a definitive agreement has been executed) had all occurred on January 1, 1993. The selected pro forma consolidated balance sheet data give effect to the Statesman Acquisition, the Merger, the Restructuring, the KFS Broker-Dealer Transfer and the disposition of such 50% owned subsidiary as if they had all occurred on June 30, 1994. The pro forma financial data are provided for informational purposes only and are not necessarily indicative of the results of operations or financial condition that would have been achieved had the transactions set forth above actually occurred as of the dates indicated or of the future results of operations or financial condition of Conseco. The Merger will be accounted for under the purchase method of accounting. See "The Merger--Accounting Treatment" and "Available Information" included in the Kemper 8-K, which is incorporated by reference into this Prospectus.

                         CONSECO, INC. AND SUBSIDIARIES

                      SELECTED FINANCIAL DATA--HISTORICAL

                             (DOLLARS IN MILLIONS)

                                                                           SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                  JUNE 30,
                          ----------------------------------------------- ------------------
                            1989     1990     1991      1992      1993      1993      1994
                          -------- -------- --------- --------- --------- --------- --------
OPERATING DATA:
 Total revenues.........  $  662.7 $  753.3 $ 1,391.8 $ 1,523.9 $ 2,636.0 $ 1,370.6 $  904.1
 Earnings excluding
  realized investment
  gains (losses) and
  extraordinary charge
  (1)...................      32.1     39.0      84.0     162.7     301.9     187.9    123.6
 Income before
  extraordinary charge..      47.2     41.7     121.0     174.8     308.9     193.8    116.7
 Net income.............      47.2     41.7     116.0     169.5     297.0     182.9    114.3
 Preferred dividends....       8.3      5.6       6.8       5.5      20.6      10.8      9.3
 Earnings applicable to
  common stock..........      38.9     36.1     109.2     164.0     276.4     172.1    105.0
FINANCIAL RATIOS:
 Ratio of earnings to
  fixed charges.........     1.26x    1.17x     1.32x     1.54x     2.19x     2.43x    3.29x
 Ratio of earnings to
  fixed charges,
  excluding interest on
  annuities and
  financial products....     2.49x    1.97x     3.41x     6.24x     8.85x    10.77x    5.59x
 Ratio of earnings to
  fixed charges and
  preferred dividends...     1.20x    1.14x     1.30x     1.50x     2.04x     2.25x    2.74x
 Ratio of earnings to
  fixed charges and
  preferred dividends,
  excluding interest on
  annuities and
  financial products....     1.94x    1.74x     2.99x     5.09x     6.00x     6.99x    3.98x
BALANCE SHEET DATA:
 Total assets...........  $5,267.1 $8,371.1 $11,832.4 $11,772.7 $13,749.3 $13,392.4 $5,599.4
 Long-term debt for
  which Conseco is
  directly liable.......     300.3    268.9     177.6     163.2     413.0     214.6    230.5
 Notes payable of BLH,
  not direct obligations
  of Conseco............       --       --        --      392.0     290.3     298.2    279.7
 Notes payable related
  to CCP Insurance, not
  direct obligations of
  Conseco...............       --     258.1     319.3       --        --        --       --
 Shareholders' equity...     158.3    180.2     431.6     594.3   1,142.6   1,088.9    854.9

- --------
(1) Represents net income excluding net realized gains (losses) and extraordinary charge, less applicable amortization, changes in future policy benefits, taxes and minority interest.

                               KEMPER CORPORATION

                      SELECTED FINANCIAL DATA--HISTORICAL

                             (DOLLARS IN MILLIONS)

                                                                               SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                      JUNE 30,
                         ---------------------------------------------------  --------------------
                           1989      1990       1991      1992       1993       1993       1994
                         --------- ---------  --------- ---------  ---------  ---------  ---------
OPERATING DATA:
  Total revenues........ $ 1,790.6 $ 1,829.3  $ 1,815.8 $ 1,503.7  $ 1,549.2  $   804.2  $   874.2
  Net income (loss) from
   continuing
   operations...........     124.1     (69.9)      76.1    (214.7)    (101.3)     (41.5)      75.1
  Net income (loss)
   before discontinued
   operations,
   extraordinary charge
   and cumulative effect
   of change in
   accounting principle.     124.1     (69.9)      76.1    (200.2)     (89.4)     (29.6)      75.1
  Net income (loss).....     307.4      11.9      204.5    (203.4)     235.5      (14.4)      77.6
  Preferred dividends...       --        --         --        --        18.7        6.9       11.8
  Earnings (loss)
   applicable to common
   stock................     307.4      11.9      204.5    (203.4)     216.8      (21.3)      65.8
FINANCIAL RATIOS:
  Ratio of earnings to
   fixed charges........     1.33x        (1)     1.17x        (1)        (1)        (1)     1.54x
  Ratio of earnings to
   fixed charges,
   excluding interest on
   annuities and
   financial products...     2.32x        (1)     1.90x        (1)        (1)        (1)     3.31x
  Ratio of earnings to
   fixed charges and
   preferred dividends..     1.33x        (2)     1.17x        (2)        (2)        (2)     1.43x
  Ratio of earnings to
   fixed charges and
   preferred dividends,
   excluding interest on
   annuities and
   financial products...     2.32x        (2)     1.90x        (2)        (2)        (2)     2.46x
BALANCE SHEET DATA:
  Total assets.......... $11,295.7 $12,164.0  $13,104.6 $13,176.3  $14,038.1  $13,849.2  $13,349.7
  Total long-term
   obligations and
   redeemable
   securities...........     225.3     245.2      320.0     265.5      439.8      258.1      431.6
  Shareholders' equity..   1,724.3   1,625.9    1,838.5   1,766.1    1,619.0    2,112.8    1,324.2

- --------
(1) The ratios for the years ended December 31, 1990, 1992 and 1993 and the six months ended June 30, 1993, are not presented since fixed charges exceeded available earnings by approximately $68.6 million, $274.0 million, $110.8 million and $42.0 million, respectively.
(2) The ratios for the years ended December 31, 1990, 1992, 1993 and six months ended June 30, 1993, are not presented since fixed charges exceeded available earnings by approximately $68.8 million, $274.1 million, $139.6 million and $52.5 million, respectively.

                         CONSECO, INC. AND SUBSIDIARIES

                SELECTED FINANCIAL DATA--PRO FORMA CONSOLIDATED

                             (DOLLARS IN MILLIONS)

                                         YEAR ENDED DECEMBER 31, 1993
                          -----------------------------------------------------------
                                                       FURTHER          FURTHER
                                        PRO FORMA    ADJUSTED FOR    ADJUSTED FOR
                                       CONSECO FOR      PRIDES        THE MERGER
                           CONSECO    TRANSACTIONS     OFFERED          AND THE
                          HISTORICAL  COMPLETED(1)    HEREBY(3)    RESTRUCTURING(5)
                          ---------- --------------- ------------ -------------------
OPERATING DATA:
 Total revenues.........   $2,636.0      $2,156.7      $2,156.7         $4,173.4
 Net income before
  extraordinary charge..      308.9         162.5         144.8            162.9
 Preferred dividends....       20.6          30.3          30.3             64.9
FINANCIAL RATIOS:
 Ratio of earnings to
  fixed charges.........      2.19x         1.69x         1.57x            1.30x
 Ratio of earnings to
  fixed charges,
  excluding interest on
  annuities and
  financial products....      8.85x         3.67x         2.85x            1.82x
 Ratio of earnings to
  fixed charges and
  preferred dividends...      2.04x         1.50x         1.41x            1.19x
 Ratio of earnings to
  fixed charges and
  preferred dividends,
  excluding interest on
  annuities and
  financial products....      6.00x         2.49x         2.08x            1.45x
                                        SIX MONTHS ENDED JUNE 30, 1994
                          -----------------------------------------------------------
                                                       FURTHER          FURTHER
                                        PRO FORMA    ADJUSTED FOR    ADJUSTED FOR
                                       CONSECO FOR      PRIDES        THE MERGER
                           CONSECO    TRANSACTIONS     OFFERED          AND THE
                          HISTORICAL COMPLETED(1)(2) HEREBY(3)(4) RESTRUCTURING(5)(6)
                          ---------- --------------- ------------ -------------------
OPERATING DATA:
 Total revenues.........     $904.1      $1,022.2      $1,022.2         $1,942.2
 Net income before
  extraordinary charge..      116.7          69.0          60.1             47.8
 Preferred dividends....        9.3          16.1          16.1             35.4
FINANCIAL RATIOS:
 Ratio of earnings to
  fixed charges.........      3.29x         1.57x         1.46x            1.24x
 Ratio of earnings to
  fixed charges,
  excluding interest on
  annuities and
  financial products....      5.59x         3.23x         2.50x            1.63x
 Ratio of earnings to
  fixed charges and
  preferred dividends...      2.74x         1.40x         1.31x            1.11x
 Ratio of earnings to
  fixed charges and
  preferred dividends,
  excluding interest on
  annuities and
  financial products....      3.98x         2.16x         1.81x            1.25x
BALANCE SHEET DATA:
 Total assets...........   $5,599.4     $10,662.6     $10,911.6        $25,489.0
 Total long-term debt
  for which Conseco is
  directly liable.......      230.5         230.5         479.5          1,673.6
 Total long-term debt,
  including debt for
  which Conseco is not
  directly liable.......      510.2         817.0       1,066.0          3,020.1
 Minority interest......      185.9         354.4         354.4            919.1
 Shareholders' equity...      854.9         857.2         857.2          1,297.2

- --------
(1) The selected pro forma consolidated operating data for the year ended December 31, 1993 and the six month ended June 30, 1994 for transactions completed reflect the consolidated pro forma operating results of Conseco as if the following transactions had occurred on January 1, 1993: (i) the acquisition of Statesman by CCP II; (ii) the initial public offering of WNC; (iii) the purchase of additional shares of CCP Insurance in September 1993; (iv) the purchase of additional shares of BLH in September 1993 and the initial public offering of BLH.

(2) The selected pro forma consolidated balance sheet data at June 30, 1994 for transactions completed reflect the consolidated pro forma financial position of Conseco as if the acquisition of Statesman by CCP II had been completed on June 30, 1994.
(3) The selected pro forma consolidated operating data for the year ended December 31, 1993 and the six months ended June 30, 1994, are further adjusted to reflect the issuance of the PRIDES offered hereby and the repayment of the Conseco revolving credit agreement, as if such transactions had occurred on January 1, 1993.
(4) The selected pro forma consolidated balance sheet data at June 30, 1994 are further adjusted to reflect the issuance of the PRIDES offered hereby and the repayment of the Conseco revolving credit agreement, as if such transactions had occurred on June 30, 1994.
(5) The selected pro forma consolidated operating data for the year ended December 31, 1993 and the six months ended June 30, 1994, are further adjusted to reflect the acquisition of Kemper and related transactions, as if such acquisitions and related transactions had occurred on January 1, 1993.
(6) The selected pro forma consolidated balance sheet data at June 30, 1994 are further adjusted to reflect the acquisition of Kemper and related transactions, as if such acquisition and related transactions had occurred on June 30, 1994.

                      RELATIONSHIP BETWEEN CONSECO AND WNC

  Conseco, which prior to February 1994 owned 100 percent of the outstanding WNC Common Stock, presently owns approximately 40% (24,947,500 shares) of the outstanding WNC Common Stock. Conseco and WNC have entered into various intercompany transactions and arrangements. See "Relationships with Conseco and its Affiliates" in the WNC Prospectus attached hereto as Appendix A.

  Conseco is not required to retain its present holdings of shares of WNC Common Stock pursuant to the terms of the PRIDES or otherwise. WNC has agreed to file a Registration Statement pursuant to which WNC is registering under the Securities Act (the "WNC Registration Statement") the WNC Common Stock
deliverable at Maturity or upon any redemption of the PRIDES.      will pay all
of WNC's costs and expenses in respect of the WNC Registration Statement. Subject to certain conditions, Conseco remains free to sell all or any portion of its WNC Common Stock in a public or private offering intended to result in widespread distribution or pursuant to a tender or exchange offer, but is required to deliver shares of WNC Common Stock at Maturity or upon redemption, or, at Conseco's option but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described herein.

  WNC has no obligations with respect to the PRIDES or amounts to be paid to holders thereof, including any obligation to take the needs of Conseco or of holders of the PRIDES into consideration for any reason. WNC will not receive any of the proceeds of the offering of the PRIDES made hereby and is not responsible for the determination of the timing of, prices for or quantities of the PRIDES to be issued or the determination or calculation of the amount to be delivered at Maturity or upon any redemption.

  Conseco and WNC are entering into the Standstill Agreement, which provides, among other things, that (i) the shares of WNC Common Stock owned by Conseco and its affiliates will be voted or abstained from voting on all matters presented to stockholders of WNC in the same proportion as the votes or abstentions cast by all other holders of WNC Common Stock (other than any 10% Holders), except that Conseco will retain the right to vote its shares in favor of up to two persons nominated by it to WNC's board to the extent provided in the Stockholder Agreement; and (ii) Conseco will not acquire any additional shares of WNC Common Stock or engage in certain activities that might otherwise influence or result in a change of control (as defined therein) of WNC for a period of seven years. Conseco will retain its rights with regard to the nomination of up to two directors to WNC's board to the extent provided in the Stockholder Agreement and the right to vote its shares of WNC Common Stock in favor of such nominees but shall vote or abstain in the same proportion as other stockholders (other than any 10% Holders) with regard to other nominees. The

Standstill Agreement further provides that Conseco will not, either upon Maturity or any redemption of the PRIDES, use any consideration other than shares of WNC Common Stock (or other than such other securities or property into or for which such shares of WNC Common Stock may have been converted by virtue of merger, consolidation, exchange, liquidation or other similar transaction by or affecting WNC) in effecting such payment at Maturity or upon any redemption; provided, however, that Conseco may use cash (x) to effect such payment to the extent Conseco has an insufficient number of shares to make such exchange at Maturity or upon any redemption entirely in stock (to the extent that such shortfall does not result from any transfer of shares of WNC Common Stock in violation of the terms of the Standstill Agreement) or (y) to make payments in lieu of fractional shares. The Standstill Agreement permits Conseco to dispose of all or any portion of the WNC Common Stock it owns (i) in a public offering that results in widespread distribution; (ii) in a transaction in accordance with Rule 144 under the Securities Act; (iii) in a transaction in accordance with Rule 144A under the Securities Act that results in widespread ownership by qualified institutional buyers; and (iv) in connection with certain specified tender offers or other transactions.

  The Standstill Agreement will be an agreement between Conseco and WNC and its terms may be amended or waived without the consent of the holders of the PRIDES. See "Relationships with Conseco and Its Affiliates--Stockholder Agreement" in the WNC Prospectus.

                          WESTERN NATIONAL CORPORATION

  Western, which had $8.5 billion of assets as of June 30, 1994, develops, markets and issues annuity products through niche distribution channels. Approximately 98% of the $563.0 million of direct premiums collected in the year ended December 31, 1993, and approximately 99% of the $394.7 million of direct premiums collected in the six months ended June 30, 1994, were from the sale of annuity products. Western markets single premium deferred annuities to the savings and retirement markets, flexible premium deferred annuities to the tax-qualified retirement market, and single premium immediate annuities to the structured settlement and retirement markets. Western distributes its annuity products through financial institutions (principally banks and thrifts), personal producing general agents ("PPGAs") and specialty brokers. Western expects to supplement its annuity product line by introducing variable annuity products in 1995.

  Western is one of the largest writers of single premium deferred annuities ("SPDAs") distributed through financial institutions. Western's SPDAs are distributed through approximately 240 financial institutions and the average premium per policy for the six months ended June 30, 1994 was approximately $15,000. WNC believes that banks and thrifts represent an attractive distribution channel because of the (i) relatively low marketing and administrative costs required to provide a broad distribution of Western's products, (ii) strong persistency in this marketplace because products are generally purchased for retirement rather than short-term investment purposes and (iii) ability to develop strong relationships with these institutions based on Western's product quality, efficient operating systems and high level of customer and agent service. Western also markets SPDAs through its PPGA network. Western had a $4.6 billion block of in-force SPDA business at June 30, 1994. SPDAs accounted for $404.3 million or 72% of Western's direct collected premiums in 1993 and $325.9 million or 83% of direct collect premiums for the six months ended June 30, 1994.

  In the financial institutions market, Western historically has utilized independent annuity marketing companies which develop new financial institution relationships and license, train and supervise sales representatives on behalf of Western. In addition, Western has expanded its marketing through direct relationships with certain financial institutions, reflecting the desire of such institutions to deal directly with annuity issuers. For the six months ended June 30, 1994, 31% of financial institution sales were made through direct relationships compared with 11% of such sales in 1993. Western is also exploring proprietary annuity product relationships with certain financial institutions.

  Western's total direct premiums collected in the first half of 1994 were $394.7 million, up from $333.3 million in the first half of 1993, or an 18% increase, reflecting increased SPDA sales from both the financial institution and PPGA markets. Management believes the increase in sales reflects the combined effects of increased management emphasis on sales, new production from additional sales relationships added by WNC in late 1993, and the improved competitiveness of fixed annuities as interest rates have risen.

  Western also markets flexible premium deferred annuities ("FPDAs") to the tax-qualified retirement market. Western's FPDAs are primarily 403(b) annuities, a retirement savings vehicle through which educators and employees of not-for-profit institutions are permitted to defer income through a salary reduction program. FPDAs are marketed through PPGAs. Western has not emphasized the FPDA market since 1987, but has renewed its efforts in this area by increasing focus on not-for-profit institutions and introducing new products. Western had a $1.2 billion block of in-force FPDA business at June 30, 1994. FPDAs accounted for $90.3 million (principally renewal premiums) or 16% of Western's direct collected premiums in 1993 and $42.7 million or 11% of direct collected premiums for the six months ended June 30, 1994.

  Western also offers single premium immediate annuities ("SPIAs"). SPIAs guarantee a stream of payments beginning immediately and continuing over a future period of years and, in some cases, for the life of the annuitant. Structured settlement SPIAs provide an alternative to a lump sum settlement in personal injury cases and are generally purchased by property and casualty insurance companies through brokers for the benefit of an injured claimant. Western was an early participant in this market and had a $1.5 billion block of in-force business at June 30, 1994. Western's ability to compete effectively in this market in recent years has been negatively impacted by the sensitivity of the market to claims paying ratings. Western also issues SPIAs to policyholders who elect such form of distribution from other annuity policies, in lieu of a lump sum payout. SPIAs accounted for $57.0 million or 10% of Western's direct collected premiums for 1993 and $23.8 million or 6% for the six months ended June 30, 1994.

  Western plans to introduce a variable annuity product with multiple portfolio managers and investment options in 1995. Western intends to market variable annuity products through new broker-dealer relationships, financial institutions and PPGAs. To date, Western has received authority to sell variable annuities in 42 of the 46 states in which it operates. Western believes that the introduction of variable annuity products will assist its efforts to diversify its annuity offerings as well as provide an opportunity to enhance sales through its existing distribution channels.

  WNC's operating income is primarily a function of its investment spread, total invested assets and operating expenses. WNC generates a substantial portion of its earnings from the investment spread on its $7.6 billion block of annuity and other interest-sensitive reserves at June 30, 1994. The stability of the in-force block is enhanced by policy restrictions on withdrawals of funds. Western's SPDA and FPDA products include surrender charges for withdrawals during an initial penalty period of five to ten years. Substantially all of Western's SPIAs are not surrenderable. Western may change interest crediting rates at least annually on virtually all of its SPDA and FPDA products. These products accounted for 79% of Western's reserves at June 30, 1994. This ability to adjust interest crediting rates enables WNC to manage its investment spread in a variety of interest rate environments.

  Reflecting WNC's focus on efficient operations and low-cost distribution channels, Western's statutory operating expenses were .40% and .35% (annualized) of Western's weighted average admitted assets for 1993 and the first six months of 1994, respectively. Western currently administers approximately 300,000 annuity contracts at its administrative center in Amarillo, Texas and employs approximately 220 people. Western believes it has adequate capacity to administer significant growth in its business operations.

  WNC believes that significant growth opportunities exist in markets for its annuity products because of favorable economic and demographic trends. According to the American Council of Life Insurance, annuity premiums have grown at an average rate of more than 20% per year since 1970 and are the fastest growing segment of the life insurance industry. In recent years the growth rate of annuity sales in the financial institutions market has exceeded the overall rate of annuity sales growth. The factors increasing the demand for annuity products include an aging "baby boomer" segment of the population that is increasingly concerned about retirement and lower public confidence that government and employer-provided benefits at retirement will be sufficient. The United States Census Bureau forecasts that between 1990 and 2000, the retirement market, consisting of individuals aged 45 to 64, will grow by approximately 15 million people, or roughly one-third, making it the fastest growing segment of the United States population. Annuities also currently enjoy an advantage over certain other savings mechanisms, because the annuity buyer receives a tax-deferred accrual of interest on his or her investment during the accumulation period. The attractiveness of this tax advantage is enhanced by the recent increase in individual federal income tax rates.

  Western's strategic emphasis is to leverage existing operating efficiencies and distribution channels. In the financial institutions channel, WNC is seeking to expand the number of financial institution relationships, as well as to increase production from its active relationships. The tax-qualified retirement market has been reemphasized through the introduction of new annuity products and the development of a coordinated regional marketing system. Western believes its new variable annuity products will complement its existing products in the tax-qualified retirement and financial institutions markets. In recent years, the market for structured settlement annuities has been dominated by those insurers with the highest claims-paying ratings and, as a result, Western has been relatively inactive in this market. However, should ratings or market conditions change, Western has retained the infrastructure and expertise required to compete in this market.

  The investment portfolio of WNC, which had an aggregate carrying value of $7.7 billion at June 30, 1994, consists principally of investment grade, publicly-traded debt securities. Investments in mortgage loans and below investment grade securities represented approximately 1.3% and 5.6%, respectively, of the aggregate carrying value of investments at June 30, 1994.

  Western is rated "A (Excellent)" by A.M. Best Company ("A.M. Best"), an independent insurance industry rating organization. See "Business--Competition, Ratings and Other Factors Affecting Business" in the WNC Prospectus.

                 PRICE RANGE FOR WNC COMMON STOCK AND DIVIDENDS

  Prior to the initial public offering of WNC Common Stock in February 1994, all of the WNC Common Stock was owned by a subsidiary of Conseco. The WNC Common Stock began trading on the NYSE under the symbol "WNH" on February 9, 1994. The following table sets forth the range of high and low sale prices on the NYSE for the WNC Common Stock and the dividends paid per share for the periods indicated:

                                                         HIGH     LOW   DIVIDEND
                                                        ------- ------- --------
   1994
     First Quarter (beginning February 9).............. $14 3/8 $11 7/8   $ --
     Second Quarter....................................  13 3/4  10 7/8    .04
     Third Quarter.....................................  16      11 7/8    .04
     Fourth Quarter (through October 6)................  13 5/8  12 7/8

  On October 6, 1994, the closing price of the WNC Common Stock on the NYSE was $12 7/8 per share. As of September 30, 1994, there were approximately 12,000 holders of WNC Common Stock, including those known to be beneficial owners through participation in securities position listings.

  The payment of dividends by WNC in the future is subject to the discretion of its Board of Directors and will depend upon general business conditions, legal and regulatory restrictions on the payment of dividends and other factors the Board of Directors deems relevant. WNC's general policy will be to retain most of its earnings to finance the growth and development of its business. Future borrowing agreements of WNC may contain certain limitations on the payment of dividends.

  As a result of WNC's holding company structure, its ability to make required debt service payments will depend upon the cash flow generated by Western's operating activities and the ability of Western to pay dividends to its immediate parent, which is a wholly owned subsidiary of WNC. Dividend payments by an insurance company, such as Western, are subject to statutory limitations and in certain cases to the approval of insurance regulatory authorities. Generally, annual dividends in excess of maximum amounts prescribed by the state statutes (so-called "extraordinary dividends") may not be paid without the approval of the insurance commissioner of the insurance company's state of domicile. Western is currently domiciled in Texas and at present may not, without the prior approval of the Texas Department of Insurance, pay dividends in any twelve-month period exceeding the greater of (i) statutory net gain from operations (excluding realized gains on investments) for the preceding year or
(ii) 10% of statutory surplus at the end of the preceding year. In December 1993, Western paid a dividend to Conseco of $73.8 million. The dividend payment by Western precludes it from paying a dividend to its immediate parent prior to December 1994 without prior approval of the Texas Insurance Department. WNC believes that its working capital is sufficient to meet its anticipated debt service obligations, dividends on WNC Common Stock and operating expenses during 1994.

  Recently, the NAIC has proposed, and certain states have adopted, stricter rules with respect to the payment of dividends that limit the amount of dividends which can be paid without regulatory approval to the lesser of statutory net gains from operations (excluding realized gains on investments) for the preceding year or 10% of statutory surplus at the end of the preceding year. WNC expects that legislation to adopt such stricter rules will be proposed at the next session of the Texas legislature in 1995 in response to concerns expressed by the NAIC. See "Business--Regulation" in the WNC Prospectus.

                           DESCRIPTION OF THE PRIDES

  The PRIDES are to be issued under an indenture (the "Indenture") to be
entered into by Conseco and                                 as Trustee (the
"Trustee"). The following summaries of certain provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms used herein have the meanings attributed to them in the Indenture (unless otherwise defined herein). Section references made herein refer to sections of the Indenture.

GENERAL

  The aggregate number of PRIDES to be issued under the Indenture will be 22,000,000, plus such additional number of PRIDES as may be issued pursuant to the over-allotment option granted by Conseco to the Underwriters (see
"Underwriting"). The PRIDES will mature on             , 1998.

  In the Standstill Agreement, Conseco and WNC have agreed, among other things, that Conseco will not, except in the limited circumstances permitted by the Standstill Agreement, exercise any of Conseco's rights to deliver cash in lieu of shares of WNC Common Stock under the terms of the PRIDES. See "Relationship Between Conseco and WNC."

  Each PRIDES, which will be issued with a principal amount of $    , will bear
interest at the annual rate of   % of the principal amount per annum (or $
per annum) from           1994, or from the most recent interest payment date
to which interest has been paid or provided for until the PRIDES are exchanged at Maturity or upon any redemption for shares of WNC Common Stock (or, in each case, at the option of Conseco but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described below) pursuant to the terms of the PRIDES. Interest will be paid quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing
        , 1995 (each, an "Interest Payment Date"), to the persons in whose
names the PRIDES are registered at the close of business on the      day of the
calendar month immediately preceding such Interest Payment Date.

Interest on the PRIDES will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a business day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding business day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. All payments made with respect to the PRIDES shall be in the currency of the United States.

  Interest on the PRIDES will be payable, and delivery of shares of WNC Common Stock in exchange for the PRIDES at Maturity or upon any redemption (or, in each case, at the option of Conseco and but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described below) will be made upon surrender of such PRIDES, at the office or agency of Conseco maintained for such purposes (which initially is the Trustee); provided, however, that payment of interest may also be made at the option of Conseco by check mailed to the Person entitled thereto as shown on the security register. No service charge will be made for any registration of transfer or exchange of PRIDES, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Sections 3.1, 3.2 and 3.5).

RANKING

  The PRIDES will be general unsecured obligations and will rank pari passu with all other unsecured and unsubordinated senior indebtedness of Conseco, including Conseco's $200,000,000 principal amount 8 1/8% Senior Notes due 2003. The Kemper Senior Loans will be secured by the common stock of Kemper and substantially all of the assets of Kemper. See "Pending Acquisition of Kemper by Conseco--Plan of Financing."

  Conseco conducts its operations primarily through its subsidiaries. The rights of Conseco and its creditors, including the holders of the PRIDES offered hereby, to participate in the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise will be subject to the prior claims of the subsidiary's policyholders, creditors and holders of preferred stock, except to the extent that Conseco may itself be a creditor with recognized claims against the subsidiary or a holder of such subsidiary's preferred stock.

  As of June 30, 1994, on a pro forma basis before adjusting for the Merger and the Restructuring, subsidiaries of Conseco had approximately $586.5 million of indebtedness and $133.3 million of preferred stock (excluding Conseco's direct or indirect interest in such preferred stock) as to which Conseco, Inc. is not directly liable. In connection with the Merger and the Restructuring, it is expected that (i) Kemper (which will be a wholly owned subsidiary of Conseco) will incur or otherwise have on a pro forma basis approximately $1,194.1 million of indebtedness and preferred stock, as to which Conseco, Inc. will guarantee on a senior basis approximately $517.3 million of secured indebtedness under the Kemper Credit Agreement and guarantee on a subordinated basis $339.5 million of the Kemper Senior Subordinated Debentures and (ii) CCP II will incur or otherwise have on a pro forma basis an additional $760.0 million of indebtedness and $191.9 million of preferred stock (excluding Conseco's direct or indirect interest in such preferred stock), as to which Conseco, Inc. is not directly liable.

MANDATORY EXCHANGE

  Unless previously redeemed by Conseco as hereinafter described, at Maturity the PRIDES will be mandatorily exchanged by Conseco into a number of shares of WNC Common Stock equal to the Common Exchange Rate (as defined herein) in effect on such date, or, at the option of Conseco but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described below. The Common Exchange Rate is equal to, subject to certain adjustments described below, (i) if the Current Market Price (as defined herein) per share of the WNC Common Stock, determined as of the second
trading day immediately prior to Maturity, is greater than or equal to $    per
share of the WNC Common Stock,     of a share of WNC Common Stock per PRIDES,
(ii) if the Current Market Price per share of the

WNC Common Stock, determined as of the second trading day immediately prior to
Maturity, is less than $    but greater than the principal amount of the
PRIDES, a fractional share of WNC Common Stock per PRIDES so that the Current Market Price thereof, determined as of the second trading day immediately prior to Maturity, is equal to the principal amount and (iii) if the Current Market Price per share of the WNC Common Stock, determined as of the second trading day immediately prior to Maturity, is less than or equal to the principal amount, one share of WNC Common Stock per PRIDES. Accordingly, holders of the PRIDES will not necessarily receive an amount equal to the principal amount thereof.

  If permitted by the Standstill Agreement, not less than 30 nor more than 60 days prior to the Stated Maturity or, if Maturity occurs prior to Stated Maturity, on the business day immediately following Maturity, Conseco may publish a public notice stating that, in lieu of shares of WNC Common Stock, some or all of the PRIDES will be exchangeable for cash in the amount of the Maturity Price (as defined below). Such notice will also state the Calculation Period (as defined below) over which the Maturity Price will be determined. "Maturity Price" means the product (rounded to the nearest one cent, or if there shall not be a nearest one cent, then the next lower cent) of: (i) the Common Exchange Rate in effect at Maturity multiplied by (ii) the average of the per share Closing Prices of WNC Common Stock during the relevant Calculation Period. "Calculation Period" means the five consecutive trading days commencing on the trading day specified by Conseco; provided, that a Calculation Period may not begin before the first trading day following the Notice Date (as defined below) relating to Maturity or any redemption.

  If some but less than all of the PRIDES will be exchanged at Maturity for cash, the PRIDES to be exchanged for cash will be selected by the Trustee by lot or pro rata (as nearly as may be) or by any other method determined by the Trustee in its sole discretion to be equitable.

OPTIONAL REDEMPTION BY CONSECO

  The PRIDES are not redeemable by Conseco before           , 1997. At any time
and from time to time on or after that date until the close of business on the day immediately prior to the Notice Date relating to Maturity, Conseco will have the right to redeem, in whole or from time to time in part, the outstanding PRIDES. Upon any such redemption, Conseco will deliver to the holder thereof, in exchange for each PRIDES subject to redemption, the greater of: (i) the number of shares of WNC Common Stock equal to the applicable Call Price (as described below) in effect on the redemption date divided by the Current Market Price of the WNC Common Stock, determined as of the second trading day immediately preceding the Notice Date, or (ii) the Optional Redemption Rate (as defined herein), in each case together with an amount in cash equal to the accrued and unpaid interest thereon to but not including the
date fixed for redemption. The Optional Redemption Rate is initially      of a
share of WNC Common Stock per each PRIDES and is subject to adjustment as described below. Notwithstanding the foregoing, Conseco may, at its option but only in the limited circumstances permitted by the Standstill Agreement, in lieu of delivering shares of WNC Common Stock in respect of any or all of the PRIDES called for redemption, deliver in exchange for any or all of the PRIDES subject to redemption cash equal to the Redemption Price (as defined herein). Redemption Price means the greater of: (i) the applicable Call Price in effect on the redemption date or (ii) the product (rounded to the nearest one cent, or if there shall not be a nearest one cent, then the next lower cent) of the Optional Redemption Rate multiplied by the average of the per share Closing Prices of WNC Common Stock during the relevant Calculation Period, in each case together with an amount in cash equal to the accrued and unpaid interest thereon to but not including the date fixed for redemption.

  The Call Price of each PRIDES is $       on and after            , 1997 to
and including       , 1998; $         on and after         , 1998, to and
including          , 1998; $         on and after        , 1998, to and
including             , 1998; $        on and after          , 1998, to and
including              , 1998; or $       (being the price to the public of
each PRIDES appearing on the cover page of this Prospectus) on and after
            , 1998, to and including              , 1998.

  The "Current Market Price" per share of any security on any date of determination means the lesser of: (x) the average of the per share Closing Prices of such security for the 15 consecutive trading days ending on and including such date of determination or (y) the per share Closing Price of such security for such date of determination, in each case rounded to the nearest one cent, or if there shall not be a nearest one cent, to the next lower cent; provided, however, that, if any event resulting in an adjustment of the Common Exchange Rate or Optional Redemption Rate occurs during the period beginning on the first day of such 15-day period and ending at Maturity or on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. "Closing Price" of a security means the last reported sale price of such security (regular way) as shown on the Composite Tape of the NYSE (or, if such security is not listed or admitted to trading on the NYSE, on the principal national securities exchange on which such security is listed or admitted to trading), or, in case no such sale takes place on such day, the average of the closing bid and asked prices on the NYSE (or, if such security is not listed or admitted to trading on the NYSE, on the principal national securities exchange on which such security is listed or admitted to trading), or, if it is not listed or admitted to trading on any national securities exchange, the last reported sale price of such security as reported by the National Association of Securities Dealers Automated Quotation System (NASDAQ), or in case no such sale takes place on such day, the average of the closing bid and asked prices as reported by NASDAQ, or if such security is not so reported, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc., selected from time to time by Conseco for that purpose. The "Notice Date" with respect to any notice given by Conseco in connection with any redemption of PRIDES means the date on which first occurs either the public announcement in connection with such redemption or the commencement of mailing of such notice to the holders of PRIDES.

  If fewer than all the outstanding PRIDES are to be called for redemption, PRIDES to be called will be selected by the Trustee from outstanding PRIDES not previously called by lot or pro rata (as nearly as may be) or by any other method determined by the Trustee in its sole discretion to be equitable.

  If some but less than all of the PRIDES called for redemption are to be exchanged for cash, the PRIDES to be exchanged for cash will be selected by the Trustee from the PRIDES so called by lot or pro rata (as nearly as may be) or by any other method determined by the Trustee in its sole discretion to be equitable.

  Conseco will provide notice of any redemption of PRIDES to holders of record of PRIDES to be called for redemption not less than 30 nor more than 60 days before the date fixed for redemption. Accordingly, the earliest Notice Date for
any call for redemption of PRIDES will be          , 1997. Any such notice will
be provided by mail, sent to the holders of record of PRIDES to be called at each such holder's address as it appears on the security register, first class postage prepaid; provided, however, that failure to give such notice or any defect therein will not affect the validity of the proceeding for redemption of any PRIDES to be redeemed except as to the holder to whom Conseco has failed to give such notice or whose notice is defective. Such notice shall state whether the PRIDES will be exchangeable for shares of WNC Common Stock or cash and, if the PRIDES will be exchanged for cash, the Calculation Period over which the Redemption Price will be determined. On and after the redemption date, all rights of the holders of PRIDES called for redemption will terminate except the right to receive the redemption price (unless Conseco defaults on the payment of the redemption price). On the relevant redemption date, interest will cease to accrue on any PRIDES called for redemption. A public announcement of any call for redemption will be made by Conseco before, or at the time of, the mailing of such notice of redemption.

  Each holder of PRIDES called for redemption must surrender the PRIDES to Conseco at the place designated in the notice of redemption and will thereupon be entitled to receive a certificate for shares of WNC Common Stock and cash for any fractional share amount or any accrued and unpaid interest, if any, or, at the option of Conseco but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described herein.

ADJUSTMENTS IN THE COMMON EXCHANGE RATE AND THE OPTIONAL REDEMPTION RATE

  The Common Exchange Rate and the Optional Redemption Rate are subject to adjustment as appropriate in certain circumstances, including if WNC (a) pays a stock dividend or makes a distribution with respect to WNC Common Stock in shares of WNC Common Stock; (b) subdivides or splits its outstanding WNC Common Stock; (c) combines its outstanding WNC Common Stock into a smaller number of shares; (d) issues by reclassification of its shares of WNC Common Stock any shares of WNC Common Stock; (e) issues certain rights or warrants to all holders of its WNC Common Stock; or (f) pays a dividend or distributes to all holders of WNC Common Stock evidences of its indebtedness, cash or other assets (including capital stock of WNC other than WNC Common Stock but excluding any cash dividends or distributions, other than "Extraordinary Cash Distributions," and dividends referred to in clause (a) above). "Extraordinary Cash Distribution" means, with respect to any consecutive 12-month period, all cash dividends and cash distributions on WNC Common Stock during such period (other than cash dividends and cash distributions for which adjustments to the Common Exchange Rate and the Optional Redemption Rate were previously made) to the extent such dividends and distributions exceed, on a per share of WNC Common Stock basis, 10% of the average daily closing price of WNC Common Stock over such period. All adjustments to the Common Exchange Rate and the Optional Redemption Rate will be calculated to the nearest 1/100th of a share of WNC Common Stock. No adjustment in the Common Exchange Rate or the Optional Redemption Rate will be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which, by reason of the foregoing, are not required to be made will be carried forward and taken into account in any subsequent adjustment. All adjustments will be made successively.

  Whenever the Common Exchange Rate or the Optional Redemption Rate is adjusted as provided in the preceding paragraph, Conseco will file with the Trustee a certificate with respect to such adjustment, make a prompt public announcement thereof and mail a notice to holders of PRIDES providing specified information with respect to such adjustment.

ADJUSTMENT FOR CERTAIN REORGANIZATION EVENTS OF WNC

  In case of (i) any consolidation or merger to which WNC is a party (other than a merger or consolidation in which WNC is the surviving or continuing corporation and in which the shares of WNC Common Stock outstanding immediately before the merger or consolidation remain unchanged), (ii) any sale or transfer to another corporation of the property of WNC as an entirety or substantially as entirety, (iii) any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition) or (iv) any liquidation, dissolution or winding up of WNC (any such event a "Reorganization Event"), each PRIDES will, after consummation of such Reorganization Event, be subject to exchange at Maturity into the kind and amount of securities, cash or other property receivable upon consummation of such Reorganization Event by a holder of the number of shares of WNC Common Stock into which such PRIDES would have been exchanged if the exchange at Maturity had occurred immediately before the date of consummation of such Reorganization Event, and be subject to redemption on any redemption date in exchange for the kind and amount of securities, cash or other property receivable upon consummation of such Reorganization Event by a holder of the number of shares of WNC Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such PRIDES immediately before consummation of such Reorganization Event, assuming that, if the Notice Date for such redemption is not before such Reorganization Event, the Notice Date had been the date of such Reorganization Event; and assuming in each case that Conseco did not exercise its option, in the limited circumstances permitted by the Standstill Agreement, to deliver cash in lieu of shares of WNC Common Stock and that such holder of shares of WNC Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such Reorganization Event (provided that, if the kind or amount of securities, cash or other property receivable upon consummation of such Reorganization Event is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of such Reorganization Event for each non-electing share will be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). The kind and amount of securities into or for which PRIDES will be exchanged or redeemable after consummation of such Reorganization Event will be subject to adjustment as described above under the caption "Adjustments in the Common Exchange Rate and the Optional Redemption Rate" following the date of consummation of such Reorganization Event.

  Notwithstanding the foregoing, Conseco, at its option, in lieu of delivering the securities and other non-cash property described in the preceding sentence, may deliver at Maturity and upon any redemption cash in the amount equal to the Transaction Value (as defined herein) of the securities or other property receivable upon consummation of such Reorganization Event. "Transaction Value" means (i) for any property other than cash or securities that are listed on a national securities exchange or authorized for quotation on NASDAQ received in any such transaction, an amount equal to the market value at Maturity or as of the second trading day immediately preceding the Notice Date for any redemption, as the case may be, of such property received per share of WNC Common Stock as determined by a nationally recognized independent investment banking firm retained for this purpose by Conseco, and (ii) for any securities that are listed on a national securities exchange or authorized for quotation on NASDAQ received in any such transaction, an amount equal to the Current Market Price determined as of the date that is immediately prior to Maturity or as of the second trading day immediately preceding the Notice Date for any redemption, as the case may be.

FRACTIONAL SHARES

  No fractional shares of WNC Common Stock will be issued upon exchange or redemption of PRIDES. In lieu of any fractional share otherwise issuable in respect of the aggregate number of PRIDES of any holder that are exchanged or redeemed at Maturity or on any redemption, such holder will be entitled to receive an amount in cash equal to the same fraction of the (i) Current Market Price of the WNC Common Stock, determined as of the second trading day immediately preceding the Notice Date, in the case of redemption, or (ii) the average of the per share Closing Prices of WNC Common Stock during the relevant Calculation Period, in the case of Maturity.

ENHANCED INCOME; LESS INVESTMENT APPRECIATION THAN WNC COMMON STOCK; NO ASSURANCE OF WNC COMMON STOCK

  Interest on the PRIDES will accrue at a higher rate than the rate at which dividends are currently paid on the WNC Common Stock. The opportunity for investment appreciation afforded by an investment in the PRIDES is less than that afforded by an investment in the WNC Common Stock because upon redemption at the option of Conseco such holder may receive less than one share of WNC Common Stock per each PRIDES. Conseco may, at its option, redeem the PRIDES on
or after       , 1997, and may be expected to do so if, among other
circumstances, the Current Market Price per share of WNC Common Stock determined as the second trading day preceding the date on which notice for
redemption is given exceeds $    , in which case a holder would receive less
than one share of WNC Common Stock per each PRIDES called for redemption.

  The value of each share of WNC Common Stock received by a holder of the PRIDES at Maturity may be less than the principal amount of the PRIDES offered hereby, and therefore an investment in PRIDES may result in a loss.

  The Indenture permits, subject to certain conditions, Conseco to sell, pledge or otherwise convey all or any portion of the WNC Common Stock held by it, and no such shares of WNC Common Stock will be pledged or otherwise held in escrow for use at Maturity or upon any redemption of the PRIDES. Consequently, in the event of a bankruptcy, insolvency or liquidation of Conseco, the WNC Common Stock, if any, owned by Conseco will be subject to the claims of the creditors of Conseco. In addition, as described herein, Conseco will have the option, but only in the limited circumstances permitted by the Standstill Agreement, to satisfy its obligations with respect to the exchange of any or all PRIDES at Maturity or upon redemption by delivering to holders of such PRIDES either the specified number of shares of WNC Common Stock or the cash in lieu of such shares as described above. In the event of such a sale, pledge or conveyance of WNC Common Stock by Conseco as permitted by the Standstill Agreement, a holder of the PRIDES may be more likely to receive cash in lieu of WNC Common Stock. As a result, there can be no assurance that at Maturity or upon redemption Conseco will deliver WNC Common Stock or that it will use all or any portion of its current holdings of WNC Common Stock to make such delivery. Consequently, holders of the PRIDES will not be entitled to any rights with respect to the WNC Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Conseco shall have delivered shares of WNC Common Stock to holders of the PRIDES at Maturity or upon redemption thereof.

VOTING RIGHTS OF CONSECO

  The Indenture provides that in any special or annual meeting of the stockholders of WNC in which the stockholders will vote on any proposal or matter relating to a Change in Control (as defined herein), Conseco shall, and shall cause its subsidiaries and affiliates to, vote or abstain from voting the shares of WNC Common Stock held by it or its subsidiaries and affiliates with respect to any such proposal or matter in proportion to the votes (or abstentions) cast by all other holders of WNC Common Stock, excluding any 10% Holder (as defined herein); provided, however, that Conseco, its subsidiaries and affiliates may vote the shares of WNC Common Stock held by them for the election to the Board of Directors of WNC of the number of directors entitled to be designated by Conseco under the Stockholder Agreement, as such agreement exists on the date of this Indenture. Based upon Conseco's current holding of approximately 40% of the WNC Common Stock, Conseco is entitled to designate two directors. On all other proposals or matters, Conseco and its subsidiaries and affiliates, under the Indenture, will have the same voting rights as every other stockholder of WNC. "Change in Control" means any transaction or event by which (i) an Acquiring Person has or will become such or (ii) Continuing Directors cease or will cease to comprise a majority of the members of the Board of Directors of WNC. "Acquiring Person" means any person or group (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange
Act), becomes the beneficial owner of shares of WNC Common Stock having 50% or more of the total number of votes that may be cast for the election of directors of WNC. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of WNC Common Stock by WNC which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to more than 50% of the WNC Common Stock then outstanding; provided, however, that if a person shall become the beneficial owner of more than 50% of the WNC Common Stock then outstanding by reason of share purchases by WNC and shall, after such share purchases by WNC, become the beneficial owner of any additional shares of WNC Common Stock, then such person shall be deemed to be an "Acquiring Person." "Continuing Directors" mean any member of the Board of Directors of WNC, while such Person is a member of such Board of Directors, who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate and who (a) was a member of the Board of Directors prior to the date of the Indenture, or (b) subsequently becomes a member of such Board of Directors and whose nomination for election to such Board of Directors is recommended or approved by resolution of a majority of the Continuing Directors or who is included as a nominee in a proxy statement of WNC distributed when a majority of such Board of Directors consists of Continuing Directors. A "10% Holder" is defined in the Indenture to mean any person or group (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (as defined in Rule 12b-2 of the Exchange Act), becomes the beneficial owner of shares of WNC Common Stock having more than 10% of the total number of votes that may be cast for the election of directors of WNC.

  In addition, Conseco will agree with WNC under the Standstill Agreement to further limit its voting rights. See "Relationship Between Conseco and WNC."

SINKING FUND

  There will be no sinking fund payments for the PRIDES.

COVENANTS

  The Indenture contains, among others, the following covenants:

    Limitation on Issuance or Disposition of Stock of Significant Subsidiaries. Conseco will not, nor will it permit any Significant Subsidiary to, issue, sell or otherwise dispose of any shares of Capital Stock (other than nonvoting Preferred Stock) of any Significant Subsidiary, except for (i) directors qualifying shares; (ii) sales or other dispositions to Conseco or to one or more Significant Subsidiaries; (iii) the disposition of all or any part of the Capital Stock of any Significant Subsidiary for consideration which is at least equal to the fair value of such Capital Stock as determined by Conseco's board of directors (acting in good faith); or (iv) any issuance, sale, assignment, transfer or other disposition made in compliance with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of Conseco or any Significant Subsidiary. (Section 10.6)

    Limitation on Liens. Except as provided below, neither Conseco nor any Significant Subsidiary may incur, issue, assume or guarantee any Indebtedness secured by a Lien on any property or assets of Conseco or any Significant Subsidiary, or any shares of Capital Stock of any Significant Subsidiary, without effectively providing that the PRIDES (together with, if Conseco shall so determine, any other Indebtedness which is not subordinated to the PRIDES) shall be secured equally and ratably with (or prior to) such Indebtedness, so long as such Indebtedness shall be so secured; provided, however, that this covenant shall not apply to Indebtedness secured by (i) Liens existing on the date of the Indenture;
  (ii) Liens on property of, or any share of stock of, any corporation existing at the time such corporation becomes a Significant Subsidiary or merges into or consolidates with Conseco or a Significant Subsidiary; (iii) Liens on property or on shares of stock existing at the time of acquisition thereof by Conseco or any Significant Subsidiary; (iv) Liens to secure the financing of the acquisition, construction or improvement of property, or the acquisition of shares of stock by Conseco or any Significant Subsidiary; provided that such Liens are created not later than one year after such acquisition or, in the case of property, not later than one year after completion of construction or commencement of commercial operation, whichever is later (it being understood that such Liens may not extend to property or securities other than the property being acquired, constructed or improved or the shares of stock being acquired); (v) Liens in favor of Conseco or any Subsidiary; (vi) Liens in favor of, or required by, governmental authorities; and (vii) any extension, renewal or replacement as a whole on in part, of any Lien referred to in the foregoing clauses (i) to (vi) inclusive; provided, however, that (a) such extension, renewal or replacement Lien shall be limited to all or a part of the same property or shares of stock that secured the Lien extended, renewed or replaced and (b) the Indebtedness secured by such Lien at such time is not so increased. (Section 10.7)

  The Indenture does not contain any provisions other than the foregoing which will restrict Conseco from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock or making additional investments in its subsidiaries. The Indenture does not contain any financial ratios, or specified levels of net worth or liquidity to which Conseco must adhere. In addition, the Indenture does not contain any provision which would require that Conseco repurchase or redeem or otherwise modify the terms of any of the PRIDES upon a change in control or other events involving Conseco which may adversely affect the creditworthiness of the PRIDES.

CONSOLIDATION, MERGER AND SALE OF ASSETS BY CONSECO

  Conseco may not consolidate with or merge with or into any other Person or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person, unless (i) either (a) Conseco shall be the continuing corporation or (b) the Person (if other than Conseco) formed by such consolidation or into which Conseco is merged or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of

Conseco as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual delivery of shares of WNC Common Stock, or, at the option of such Person but only in the limited circumstances permitted by the Standstill Agreement, cash in lieu of such shares as described above, the due and punctual payment of the interest on all the PRIDES and the performance and observance of every covenant of the Indenture on the part of Conseco to be performed or observed; (ii) immediately before or immediately after giving pro forma effect to such transaction (and treating any Indebtedness not previously an obligation of Conseco or a Subsidiary which becomes the obligation of Conseco or any of its Subsidiaries in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default shall have occurred and be continuing; and (iii) Conseco or such Person shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the conditions specified in foregoing clauses (i) and (ii) have been satisfied. (Section 8.1) Under the laws of the State of New York, which govern the Indenture, there is no established meaning of the phrase "all or substantially all" with regard to a company's assets or property, and the interpretation of such phrase is quite fact sensitive. Due to such uncertainty, it may be difficult for holders of the PRIDES to ascertain whether a viable claim exists under the Indenture with respect to any given transaction.

  In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraphs in which Conseco is not the continuing corporation, the successor Person formed or remaining would be substituted for Conseco and Conseco would be discharged from all obligations and covenants under the Indenture and the PRIDES. (Section 8.2)

EVENTS OF DEFAULT

  An Event of Default will occur under the Indenture if (a) there shall be a failure to deliver when due any shares of WNC Common Stock, or any payment of cash in lieu of such shares as described above, as provided in the Indenture;
(b) there shall be a failure to pay an installment of interest on any of the PRIDES for 30 days after the date when due; (c) Conseco shall fail to perform or observe any other term, covenant or warranty contained in the PRIDES or the Indenture for a period 60 days after written notice of such failure requiring Conseco to remedy the same shall have been given to Conseco by the Trustee or to Conseco and the Trustee by the holders of not less than 25% of the outstanding PRIDES; (d) a default shall have occurred with respect to any obligation of Conseco or of a Subsidiary whether as principal, guarantor, surety or other obligor for the payment of any Indebtedness in excess of $10 million in the aggregate and (i) either (1) such default is upon the Stated Maturity of such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated prior to its Stated Maturity and (ii) such Indebtedness has not been paid in full or such acceleration has not been rescinded, annulled, or waived prior to the entry of a final judgment in favor of the holders thereof; (e) one or more final and nonappealable judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be entered against Conseco or any Subsidiary or any of their respective properties which is not adequately covered by insurance or bond (subject to reasonable deductibles) and shall not be discharged and there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason or an appeal or otherwise, shall not be in effect; or (f) certain events of bankruptcy, insolvency, rehabilitation, liquidation, conservation or supervision with respect to Conseco or any Significant Subsidiary shall have occurred. If an Event of Default specified in clause (f) above occurs and is continuing, then the PRIDES shall become immediately exchangeable for shares of WNC Common Stock at the Common Exchange Rate then in effect together with accrued and unpaid interest, if any, to the date of such mandatory exchange without any declaration or other act on the part of the Trustee or any holder of PRIDES subject to the option of Conseco in the limited circumstances permitted by the Standstill Agreement to deliver cash equal to the Maturity Price with respect to some or all of the PRIDES. (Section 5.1)

  If an Event of Default shall occur and be continuing, the Trustee under the Indenture or the holders of not less than 25% of the PRIDES then outstanding may declare the PRIDES mandatorily exchanged for shares of WNC Common Stock at the Common Exchange Rate then in effect together with accrued and unpaid interest, if any, to the date of such mandatory exchanges subject to the option of Conseco in the limited circumstances permitted by Standstill Agreement to deliver cash equal to the Maturity Price with respect to some or all of the PRIDES and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of PRIDES by appropriate judicial proceeding. (Section 5.1)

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during Default to act with the required standard of care, to be indemnified by the holders of PRIDES before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority of the PRIDES then outstanding through their written consent or represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. (Section 5.12) So long as the Depository (as defined herein) or its nominee is the sole holder of the PRIDES under the Indenture, the notice and declaration thresholds described above will operate as set forth under "--Book-Entry, Delivery and Form."

BOOK-ENTRY, DELIVERY AND FORM

  The PRIDES will be issued in the form of one or more fully registered global notes (each, a "Global Note"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in the name of the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

  The Depository has advised Conseco and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of its participants (as described below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including certain of the U.S. Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance of a Global Note, the Depository will credit on its book-entry registration and transfer system the respective numbers of the PRIDES represented by such Global Note to the accounts of institutions that have accounts with the Depository ("participants"). The accounts to be credited shall be designated by the Underwriters through which such PRIDES were sold. Ownership of beneficial interests in such Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Note or by participants or persons that hold interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

  So long as the Depository for a Global Note, or its nominee, is the owner of the Global Note, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the PRIDES represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have PRIDES represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of PRIDES in definitive form and will not be considered the owners or holders thereof under the Indenture.

  The Depository has advised Conseco that it will take any action permitted to be taken by an owner or holder of PRIDES only at the direction of one or more participants to whose account with the Depository such owner's PRIDES are credited. Additionally, the Depository has advised Conseco that it will take such actions with respect to any percentage of the beneficial interest of owners who hold PRIDES through participants only at the direction of and on behalf of participants whose account holders include undivided interests that satisfy any such percentage. The Depository make take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of participants whose account holders include such undivided interests.

  Payments of interest on PRIDES registered in the name of or held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such PRIDES. None of Conseco, the Underwriters, the Trustee, the paying agent or the security registrar for the PRIDES will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such PRIDES or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Conseco expects that the Depository, upon receipt of any delivery of securities or payment of cash in respect of a Global Note, will credit immediately participants' accounts with such delivery or payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depository. Conseco also expects that such delivery or payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Accordingly, although owners who hold PRIDES through participants will not possess PRIDES, the participants provide a mechanism by which holders of PRIDES will receive securities or payments and will be able to transfer their interests.

  If a Depository is at any time unwilling or unable to continue as depository of the Global Notes and a successor depository is not appointed by Conseco within ninety days, Conseco will issue PRIDES in definitive form in exchange for the Global Note or Notes representing such PRIDES. In addition, Conseco may at any time determine not to have the PRIDES represented by the Global Notes and, in such event, will issue PRIDES in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to have PRIDES equal in number to such beneficial interest registered in its name and will be entitled to physical delivery of such PRIDES in definitive form. (Section 3.5)

MODIFICATION AND WAIVER

  Modification and amendments of the Indenture may be made by Conseco and the Trustee with the consent of the holders of not less than a majority in number of the outstanding PRIDES; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding PRIDES:
(1) change the Stated Maturity of, or any installment of interest on, any PRIDES or reduce the Common Exchange Rate or the Optional Redemption Rate, except as provided in the Indenture, or reduce the rate of interest thereon, or change the coin or currency in which any PRIDES or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof; (2) reduce the number of outstanding PRIDES necessary to waive compliance with certain provisions of the Indenture or to waive certain Defaults; or (3) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past Defaults, except to increase the number of outstanding PRIDES required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each PRIDES affected thereby. (Section 9.2)

  Modification and amendments of the Indenture may be made by Conseco and the Trustee without the consent of any holders of PRIDES; (i) to evidence the succession of another Person to Conseco, and the assumption by any such successor of the covenants of Conseco in the Indenture and in the PRIDES; (ii) to add to the covenants of Conseco for the benefit of the holders of the PRIDES, or to surrender any right or power conferred in the Indenture upon Conseco; (iii) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters arising under the Indenture; provided, that, in each such case, such provisions shall not adversely affect the interest of the holders of the PRIDES; or (iv) to comply with the requirements of the Commission in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act of 1939, as amended. (Section 9.1)

  The holders of a majority in number of the outstanding PRIDES may waive compliance with certain provisions of the Indenture.

CONCERNING THE TRUSTEE

                                                                        is to
be the Trustee under the Indenture and has been appointed by Conseco as Registrar and Paying Agent with respect to the PRIDES.

GOVERNING LAWS

  The Indenture provides that both it and the PRIDES will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. (Section 1.12)

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms. (Section 1.1)

  "Capital Lease Obligations" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligations shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) capital stock, including any Preferred Stock.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Indebtedness" means (i) any liability of any Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit (other than letters of credit obtained in the ordinary course of business), or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures (other than accounts payable or other indebtedness to trade creditors arising in the ordinary course of business), or
(3) for the payment of money relating to a Capital Lease Obligation; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

  "Lien" means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

  "Maturity" means (i) Stated Maturity or (ii) the date on which the PRIDES become manditorily exchangeable for WNC Common Stock as a result of a declaration of exchange upon the occurrence of an Event of Default.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Significant Subsidiary" means any Subsidiary with (i) assets which constituted at least 10% of Conseco's consolidated total assets, or (ii) revenues which constituted at least 10% of Conseco's consolidated total revenues, or (iii) net earnings which constituted at least 10% of Conseco's consolidated total net earnings, all as determined as of the date of Conseco's most recently prepared quarterly financial statements for the 12-month period then ended.

  "Stated Maturity," (i) when used with respect to the PRIDES, means    , 1998,
and (ii) when used with respect to any other security or any installment of interest on any other security, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest, respectively, is finally due and payable, except as otherwise provided in the case of Capital Lease Obligations.

  "Subsidiary" means a corporation of which a majority of the Capital Stock having voting power under ordinary circumstances to elect a majority of the board of directors is owned or controlled by Conseco or by one or more Subsidiaries, or by Conseco and one or more Subsidiaries.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax consequences relating to ownership of the PRIDES. No information is provided herein with respect to foreign, state or local tax laws. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary is based on the advice of Sidley & Austin.

  This summary deals only with holders who are initial holders of the PRIDES and who will hold the PRIDES as capital assets. It does not address all aspects of United States federal income taxation and does not deal with tax considerations applicable to investors that may be subject to special United States federal income tax treatment, such as dealers in securities or persons holding the PRIDES as a position in a "straddle," as part of a "conversion transaction" for or as part of a "synthetic security" or other integrated investment.

  As used herein, a "United States Holder" of the PRIDES means a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, an estate or trust the income of which is subject to United States federal income taxation regardless of its source who is the beneficial owner of the PRIDES. A "Non-United States Holder" is a holder who is not a United States Holder. All references to "holders" (including United States Holders and Non-United States Holders) are to beneficial owners of the PRIDES.

  No statutory, judicial or administrative authority directly addresses the characterization of the PRIDES or instruments similar to the PRIDES for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the PRIDES are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the PRIDES and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, PROSPECTIVE INVESTORS (INCLUDING TAX-EXEMPT INVESTORS) IN THE PRIDES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF THE PRIDES, INCLUDING THE TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

  Pursuant to the terms of the Indenture, Conseco and all holders of the PRIDES will be obligated to treat the PRIDES as a unit (the "Unit") consisting of (i) a debt obligation ("Note") with a fixed principal amount unconditionally payable at maturity equal to the principal amount of the PRIDES (or upon redemption at the option of Conseco, equal to the Call Price of the PRIDES), bearing interest at the stated interest rate on the PRIDES, and (ii) a forward purchase contract (the "Purchase Contract") pursuant to which the holder agrees to use the principal payment due on the Note to purchase at maturity (or to use the Call Price to purchase upon redemption at the option of the Company) the WNC Common Stock which the holder is entitled to receive at that time (subject to Conseco's option to deliver cash in lieu of the WNC Common Stock in certain circumstances). The Indenture will require each United States Holder to include currently in income when received or accrued payments denominated as interest that are made with respect to the PRIDES in accordance with such Holder's regular method of tax accounting.

  Pursuant to the agreement to treat the PRIDES as a Unit, a holder will be required to allocate the purchase price of the PRIDES between the two components of the Unit (the Note and the Purchase Contract) on the basis of their relative fair market values. The purchase price so allocated will generally constitute the tax basis for each component. Pursuant to the terms of the Indenture, Conseco and the holders agree to allocate the entire purchase price of the PRIDES to the Note. Upon the sale or other disposition of the PRIDES, a United States Holder generally will be required to allocate the amount realized between the two components of the PRIDES on the basis of their then relative fair market values. A United States Holder will recognize gain or loss with respect to each component equal to the difference between the amount realized on the sale or other disposition for each such component and the United States Holder's tax basis in such component. Such gain or loss generally will be long-term capital gain or loss if the United States Holder has held the PRIDES for more than one year at the time of disposition.

  The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income. In addition, certain individuals are subject to tax at a reduced rate on net capital gains.

  At maturity (or upon redemption at the option of Conseco), pursuant to the agreement to treat the PRIDES as a Unit, (i) on the repayment of the Note, a United States Holder will realize long-term capital gain or loss equal to any difference between such Holder's tax basis and the principal amount of the Note if repaid at maturity (or the Call Price if repaid upon redemption at the option of Conseco), (ii) if Conseco delivers WNC Common Stock, a United States Holder will realize no additional gain or loss on the exchange, pursuant to the Purchase Contract, of the principal amount (or Call Price) due on the Note for the WNC Common Stock, will have a tax basis in such stock equal to the fair market value of the WNC Common Stock paid in respect of the Note, and will realize capital gain or loss upon the sale or disposition of such stock, and
(iii) if Conseco pays the PRIDES in cash, a United States Holder will have gain or loss (which might be ordinary income or loss rather than long-term capital gain or loss) equal to the difference between the United States Holder's tax basis in the Note and the amount of cash received from Conseco.

  Due to the absence of authority as to the proper characterization of the PRIDES, no assurance can be given that the IRS will accept or that a court will uphold the characterization described above. Under alternative tax characterizations of the PRIDES, it is possible, for example, that (i) gain may be treated as ordinary income, instead of capital gain, (ii) a United States Holder may be taxable upon the receipt of WNC Common Stock with a value in excess of the principal amount of the Note, rather than upon the sale of such stock, (iii) all or part of the interest income on the Note may be treated as nontaxable, increasing the gain (or decreasing the loss) at maturity or disposition of the PRIDES (or disposition of the WNC Common Stock) or (iv) the Notes could be considered as issued at a premium which, if amortized, would reduce the amount of interest income currently includible in income by a holder and would increase the taxable gain (or decrease the loss) realized at Maturity or disposition of the PRIDES (or disposition of the WNC Common Stock).

  It is possible that the IRS may contend that the PRIDES should be subject to certain proposed Treasury regulations dealing with "contingent payment" debt instruments (the "Proposed Regulations"). Under the Proposed Regulations, payments made in respect of the PRIDES (including the value of the WNC Common Stock received at Maturity) would be treated first as a nontaxable return of the holder's investment in the PRIDES and thereafter would be taxable as interest income to the holder.

  The IRS has indicated that it is considering withdrawing the Proposed Regulations, and may replace them with a rule that requires some minimum amount of interest income to be accrued on all contingent payment debt instruments. It is impossible to predict whether, or in what manner, the Proposed Regulations may be modified and whether any modifications would apply to the PRIDES. In addition, the IRS has announced that it intends to promulgate regulations addressing the tax consequences of complex financial instruments which could affect the tax treatment of the PRIDES.

NON-UNITED STATES HOLDERS

  Based on the treatment of the PRIDES described above, in the case of a Non-United States Holder of the PRIDES, payments made with respect to the PRIDES should not be subject to United States withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the PRIDES by a Non-United States Holder will generally not be subject to United States federal income tax unless (i) such gain is effectively connected with a United States trade or business of such holder; (ii) such gain is treated as effectively connected with a trade or business in the United States because WNC is or has been a "United States real property holding corporation" for United States federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the PRIDES (in which case withholding of such tax may also apply); or (iii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is attributable to a fixed place of business maintained by such individual in the United States.

  As discussed above, alternative characterizations of the PRIDES for United States federal income tax purposes are possible. Should an alternative characterization cause payments with respect to the PRIDES to become subject to withholding tax, Conseco will withhold tax at the statutory rate. However, until the IRS provides further guidance, no tax will be withheld. Non-United States Holders should consult their own tax advisors.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A holder of the PRIDES may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against such holder's United States federal income tax liability, provided that required information is furnished to the IRS.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the U.S. Purchase Agreement (the "U.S. Purchase Agreement") among Conseco, WNC and each of the U.S. Underwriters named below (the "U.S. Underwriters"), Conseco has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Dean Witter Reynolds Inc., Morgan Stanley & Co. Incorporated and Kemper Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the number of PRIDES set forth below opposite its name. The U.S. Underwriters are committed to purchase all of such PRIDES if any are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters may be increased as set forth in the U.S. Purchase Agreement.

                                                                        NUMBER
           U.S. UNDERWRITER                                           OF PRIDES
           ----------------                                           ----------
           Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated.....................................
           Dean Witter Reynolds Inc..................................
           Morgan Stanley & Co. Incorporated.........................
           Kemper Securities, Inc. ..................................

                                                                      ----------
               Total................................................. 18,700,000
                                                                      ==========

  Conseco and WNC have also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States (the "International Underwriters"), for whom Merrill Lynch International Limited, Dean Witter International Ltd., Morgan Stanley & Co. International and Kemper Securities, Inc., are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of PRIDES to the U.S. Underwriters, Conseco has agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of 3,300,000 PRIDES. Under certain circumstances as set forth in the International Purchase Agreement, the commitments of non-defaulting International Underwriters may be increased. The initial public offering price per PRIDES and the underwriting discount per PRIDES are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and International Purchase Agreement, the several U.S. Underwriters and the several International Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the PRIDES being sold pursuant to each such Purchase Agreement if any of the PRIDES being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of PRIDES sold pursuant to each Purchase Agreement is a condition to the closing with respect to the sale of PRIDES sold pursuant to the other Purchase Agreement.

  The U.S. Underwriters and International Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell PRIDES to each other for purposes of resale.

  The Representatives have advised that the U.S. Underwriters propose to offer the PRIDES to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $    per PRIDES. The U.S. Underwriters may allow,
and such dealers may re-allow, a discount not in excess of $    per PRIDES on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Conseco has granted the Underwriters an option, exercisable by the U.S. Underwriters, to purchase up to 2,947,500 additional PRIDES from Conseco at the initial public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the U.S. Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option PRIDES that the number of PRIDES to be purchased initially by that Underwriter bears to the total number of PRIDES to be purchased initially by the Underwriters.

  Certain of the Underwriters perform brokerage and investment banking services for Conseco and its affiliates from time to time, for which they receive customary compensation.

  Morgan Stanley & Co. Incorporated, one of the Representatives, has advised Conseco with respect to the Merger and certain related matters. In addition, Conseco has agreed to appoint Morgan Stanley & Co. Incorporated as lead managing underwriter or exclusive placement agent in connection with certain other portions of the financing of the Merger. Kemper Securities, Inc., one of the Representatives, is a subsidiary of Kemper.

  Conseco and WNC have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  WNC, its directors and executive officers and Conseco have agreed that they will not, without the prior written consent of Merrill Lynch, sell, offer to sell, grant any option for the sale of, or otherwise dispose of or enter into any agreement to sell any shares of WNC Common Stock or similar securities or securities convertible into or exchangeable or exercisable for shares of WNC Common Stock or, in the case of WNC, file with the Commission a registration statement under the Securities Act to register any WNC Common Stock or similar securities or any securities convertible into or exchangeable or exercisable for WNC Common Stock other than the sale to the Underwriters of the PRIDES offered hereby, for a period of 120 days after the date of this Prospectus, except that WNC may, without such consent, grant options pursuant to its 1993 Stock and Incentive Plan and make matching contributions under its Savings Plan.

  Conseco has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell PRIDES will not offer to sell or sell PRIDES to persons who are non-United States or non-Canadian persons or to persons they believe intend to re-sell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell PRIDES will not offer to sell or sell PRIDES to United States persons or Canadian persons or to persons they believe intend to re-sell to United States persons or Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of PRIDES as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

                                 LEGAL MATTERS

  Certain legal matters in connection with the PRIDES offered hereby will be passed upon for Conseco by Lawrence W. Inlow, Executive Vice President, Secretary and General Counsel of Conseco, and for the Underwriters by Sidley & Austin, Chicago, Illinois. Certain tax matters with respect thereto also will be passed upon by Sidley & Austin. Mr. Inlow is a full-time employee and an officer of Conseco and owns 247,076 shares and holds options to purchase 662,000 shares of Common Stock of Conseco. Mr. Inlow also owns 15,000 shares of WNC Common Stock, and he is a limited partner of CCP II with a capital commitment of $4 million. Sidley & Austin provides legal services to Conseco and its affiliates from time to time.

                                    EXPERTS

  The consolidated financial statements and schedules of Conseco as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants given on the authority of that firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY CONSECO OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE PRIDES IN ANY JURIS-DICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF CONSECO SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Documents Incorporated by Reference........................................   3
Prospectus Summary.........................................................   4
Investment Considerations Relating to PRIDES and Kemper Acquisition........   9
Conseco....................................................................  15
Pending Acquisition of Kemper by Conseco...................................  16
Use of Proceeds............................................................  20
Capitalization.............................................................  21
Selected Historical and Pro Forma Consolidated Financial Data..............  23
Relationship Between Conseco and WNC.......................................  28
Western National Corporation...............................................  29
Price Range for WNC Common Stock and Dividends.............................  31
Description of the PRIDES..................................................  32
Certain United States Federal Income Tax Considerations....................  44
Underwriting...............................................................  47
Legal Matters..............................................................  49
Experts....................................................................  49
Prospectus Relating to Common Stock of Western National
 Corporation........................................................ Appendix A

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                              22,000,000 PRIDES/SM/

                        [LOGO OF CONSECO APPEARS HERE]

                                 % PRIDES DUE 1998
                           EXCHANGEABLE INTO SHARES
                              OF COMMON STOCK OF
                         WESTERN NATIONAL CORPORATION

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                           DEAN WITTER REYNOLDS INC.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                            KEMPER SECURITIES, INC.

                                         , 1994

/SM/SERVICE MARK OF MERRILL LYNCH & CO., INC.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATIVE PAGE FOR INTERNATIONAL OFFERING]

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED OCTOBER 7, 1994

PROSPECTUS
                             22,000,000 PRIDES/SM/

                        [LOGO OF CONSECO APPEARS HERE]
                             % PRIDES/SM/ DUE 1998
                  EXCHANGEABLE INTO SHARES OF COMMON STOCK OF
                          WESTERN NATIONAL CORPORATION

                                  -----------
  Of the 22,000,000   % Provisionally Redeemable Income Debt Exchangeable for
StockSM due 1998 ("PRIDES") of Conseco, Inc. ("Conseco") offered hereby, 3,300,000 PRIDES are being offered outside the United States and Canada by the International Underwriters and 18,700,000 PRIDES are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per PRIDES will be identical for both offerings. See "Underwriting."

  The principal amount of each of the PRIDES being offered hereby will be
$          (the closing price of the common stock, par value $.001 per share
(the "WNC Common Stock"), of Western National Corporation ("WNC") on        ,
1994, as reported on the New York Stock Exchange Composite Tape). The PRIDES
will mature on        , 1998. Interest on the PRIDES, at the rate of   % of the
principal amount per annum, is payable quarterly in arrears on March 1, June 1,
September 1 and December 1, beginning      1, 1995.
                                                   (Continued on following page)

                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                            PRICE TO  UNDERWRITING  PROCEEDS TO
                                            PUBLIC(1) DISCOUNT(2)  CONSECO(1)(3)
- --------------------------------------------------------------------------------
Per PRIDES.................................   $          $             $
- --------------------------------------------------------------------------------
Total(4)...................................  $          $             $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from        , 1994.
(2) Conseco and WNC have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by               estimated to be
    $         .
(4) Conseco has granted to the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to a maximum of 2,947,500 additional PRIDES, on the same terms as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Conseco will be $          , $          and $         , respectively. See
    "Underwriting."

                                  -----------
  The PRIDES are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the PRIDES will be
delivered in book-entry form only on or about              , 1994 through the
facilities of The Depository Trust Company.

/SM/Service mark of Merrill Lynch & Co., Inc.

                                  -----------

MERRILL LYNCH INTERNATIONAL LIMITED
              DEAN WITTER INTERNATIONAL LTD.
                                    MORGAN STANLEY & CO.
                                        INTERNATIONAL
                                                         KEMPER SECURITIES, INC.

                                  -----------

                 The date of this Prospectus is        , 1994.

                 [ALTERNATIVE PAGE FOR INTERNATIONAL OFFERING]

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the International Purchase Agreement (the "International Agreement") among Conseco, WNC and each of the International Underwriters named below (the "International Underwriters"), Conseco has agreed to sell to each of the International Underwriters, and each of the International Underwriters, for whom Merrill Lynch International Limited, Dean Witter International Ltd., Morgan Stanley & Co. International and Kemper Securities, Inc. are acting as representatives (the "International Representatives"), has severally agreed to purchase, the number of PRIDES set forth below opposite its name. The International Underwriters are committed to purchase all of such PRIDES if any are purchased. Under certain circumstances, the commitments of non-defaulting International Underwriters may be increased as set forth in the International Purchase Agreement.

                                                                        NUMBER
              INTERNATIONAL UNDERWRITER                                OF PRIDES
              -------------------------                                ---------
           Merrill Lynch International Limited.......................
           Dean Witter International Ltd.............................
           Morgan Stanley & Co. International .......................
           Kemper Securities, Inc. ..................................

                                                                       ---------
              Total..................................................  3,300,000
                                                                       =========

  Conseco and WNC have also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States (the "U.S. Underwriters"), for whom Merrill Lynch Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Dean Witter Reynolds Inc., Morgan Stanley & Co. Incorporated and Kemper Securities, Inc., are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of PRIDES to the International Underwriters, Conseco has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 18,700,000 PRIDES. Under certain circumstances as set forth in the U.S. Purchase Agreement, the commitments of non-defaulting U.S. Underwriters may be increased. The initial public offering price per PRIDES and the underwriting discount per PRIDES are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the U.S. Purchase Agreement and International Purchase Agreement, the several U.S. Underwriters and the several International Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the PRIDES being sold pursuant to each such Purchase Agreement if any of the PRIDES being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of PRIDES sold pursuant to each Purchase Agreement is a condition to the closing with respect to the sale of PRIDES sold pursuant to the other Purchase Agreement.

  The U.S. Underwriters and International Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell PRIDES to each other for purposes of resale.

                 [ALTERNATIVE PAGE FOR INTERNATIONAL OFFERING]

  The International Representatives have advised Conseco that the International Underwriters propose to offer the PRIDES to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain banks, brokers and dealers (the "Selling Group") at such price less a
concession not in excess of $    per PRIDES. The International Underwriters may
allow, and such dealers may re-allow, a discount not in excess of $    per
PRIDES on sales to other International Underwriters or to other members of the Selling Group. After the initial public offering, the public offering price, concession and discount may be changed.

  Conseco has granted the Underwriters an option, exercisable by the U.S. Underwriters, to purchase up to 2,947,500 additional PRIDES from Conseco at the initial public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the U.S. Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option PRIDES that the number of PRIDES to be purchased initially by that Underwriter bears to the total number of PRIDES to be purchased initially by the Underwriters.

  Certain of the Underwriters perform brokerage and investment banking services for Conseco and its affiliates from time to time, for which they receive customary compensation.

  Morgan Stanley & Co. Incorporated, one of the Representatives, has advised Conseco with respect to the Merger and certain related matters. In addition, Conseco has agreed to appoint Morgan Stanley & Co. Incorporated as lead managing underwriter or exclusive placement agent in connection with certain other portions of the financing of the Merger. Kemper Securities, Inc., one of the Representatives, is a subsidiary of Kemper.

  Conseco and WNC have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  WNC, its directors and executive officers and Conseco have agreed that they will not, without the prior written consent of Merrill Lynch, sell, offer to sell, grant any option for the sale of, or otherwise dispose of or enter into any agreement to sell any shares of WNC Common Stock or similar securities or securities convertible into or exchangeable or exercisable for shares of WNC Common Stock or, in the case of WNC, file with the Commission a registration statement under the Securities Act to register any WNC Common Stock or similar securities or any securities convertible into or exchangeable or exercisable for WNC Common Stock other than the sale to the Underwriters of the PRIDES offered hereby, for a period of 120 days after the date of this Prospectus, except that WNC may, without such consent, grant options pursuant to its 1993 Stock and Incentive Plan and make matching contributions under its Savings Plan.

  Each International Underwriter has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any PRIDES offered hereby in the United Kingdom by means of any document except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the PRIDES in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of PRIDES to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

                 [ALTERNATIVE PAGE FOR INTERNATIONAL OFFERING]

  Purchasers of the PRIDES offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

  Conseco has been informed that, under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell PRIDES will not offer to sell or sell PRIDES to persons who are United States or Canadian persons or to persons they believe intend to re-sell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell PRIDES will not offer to sell or sell PRIDES to non-United States persons or non-Canadian persons or to persons they believe intend to re-sell to non-United States persons or non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of PRIDES as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

                 [ALTERNATIVE PAGE FOR INTERNATIONAL OFFERING]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNEC-TION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CONSECO OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE PRIDES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF CONSECO SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Documents Incorporated by Reference........................................   3
Prospectus Summary.........................................................   4
Investment Considerations Relating to PRIDES and Kemper Acquisition........   9
Conseco....................................................................  15
Pending Acquisition of Kemper by Conseco...................................  16
Use of Proceeds............................................................  20
Capitalization.............................................................  21
Selected Historical and Pro Forma Consolidated Financial Data..............  23
Relationship Between Conseco and WNC.......................................  28
Western National Corporation...............................................  29
Price Range for WNC Common Stock and Dividends.............................  31
Description of the PRIDES..................................................  32
Certain United States Federal Income Tax Considerations....................  44
Underwriting...............................................................  47
Legal Matters..............................................................  49
Experts....................................................................  49
Prospectus Relating to Common Stock of Western National
 Corporation........................................................ Appendix A

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             22,000,000 PRIDES/SM/

                        [LOGO OF CONSECO APPEARS HERE]

                                 % PRIDES DUE 1998
                           EXCHANGEABLE INTO SHARES
                              OF COMMON STOCK OF
                         WESTERN NATIONAL CORPORATION

                                ---------------

                                   PROSPECTUS

                                ---------------

                      MERRILL LYNCH INTERNATIONAL LIMITED

                         DEAN WITTER INTERNATIONAL LTD.

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                            KEMPER SECURITIES, INC.

                                          , 1994

/SM/SERVICE MARK OF MERRILL LYNCH & CO., INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

      SEC registration fee............................................. $64,864
      NASD filing fee..................................................  30,500
      Rating agency fees...............................................    *
      Printing and engraving...........................................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Trustee fees and expenses........................................    *
      Blue sky fees and expenses.......................................    *
      Miscellaneous....................................................    *
                                                                        -------
          Total........................................................ $  *
                                                                        =======

- --------
*To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Indiana Business Corporation Law grants authorization to Indiana corporations to indemnify officers and directors for their conduct if such conduct was in good faith and was in the corporation's best interests or, in the case of directors, was not opposed to such best interests, and permits the purchase of insurance in this regard. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation and by-laws.

  The Code of By-laws of Conseco provides for the indemnification of any person made a party to any action, suit or proceeding by reason of the fact that he is a director, officer or employee of the Registrant, unless it is adjudged in such action, suit or proceeding that such person is liable for negligence or misconduct in the performance of his duties. Such indemnification shall be against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense of such action, suit or proceeding. In some circumstances, Conseco may reimburse any such person for the reasonable costs of settlement of any such action, suit or proceeding if a majority of the members of the Board of Directors not involved in the controversy shall determine that it was in the interests of Conseco that such settlement be made and that such person was not guilty of negligence or misconduct.

  Reference is made to Section 6 of the form of the U.S. Purchase Agreement filed as Exhibit 1.1 hereto and Section 6 of the form of International Purchase Agreement filed as Exhibit 1.2 hereto, which contain indemnification provisions between the Registrant and the U.S. Underwriters and the International Underwriters, respectively.

ITEM 16. EXHIBITS.


      1.1 Form of U.S. Purchase Agreement (filed as Exhibit 1.1 to the Registration Statement on Form S-1 of Western National
               Corporation filed with the Commission on October 7, 1994
               (the "WNC Registration Statement") and incorporated herein by reference).
      1.2      Form of International Purchase Agreement (filed as Exhibit
               1.2 to the WNC Registration Statement and incorporated herein by reference).
      4.1      Form of Indenture (including form of PRIDES), dated as of
                         , 1994, between Conseco, Inc. and
                     , as Trustee.*
      5.1 Opinion of Lawrence W. Inlow with respect to legality of the PRIDES.*
      8.1 Opinion of Sidley & Austin with respect to certain tax matters.*
     10.1 Standstill Agreement among WNC, Conseco and Conseco In-vestment Holding Company.*
     12.1 Computation of Ratio of Earnings to Fixed Charges and Pre-ferred Dividends for Conseco, Inc. and Subsidiaries.
     12.2 Computation of Ratio of Earnings to Fixed Charges and Pre-ferred Dividends for
               Kemper.

     12.3      Pro Forma Computation of Ratio of Earnings to Fixed
               Charges and Preferred Dividends.
     23.1      Consent of Coopers & Lybrand L.L.P.
     23.2      Consent of Lawrence W. Inlow (included in Exhibit 5.1).*
     23.3      Consent of Sidley & Austin (included in Exhibit 8.1).*
     24.1      Power of Attorney of Michael G. Browning.
     25.1      Statement of Eligibility on Form T-1 of
                       , as Trustee (bound separately).*
     99.1 Additional pages to be included with form of Prospectus to be used in Canada.*

- --------
*To be supplied by amendment.

ITEM 17. UNDERTAKINGS.

  (a) Filings Incorporating Subsequent Exchange Act Documents by Reference.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Conseco's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Rule 430A Offering.

  The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Acceleration of Effectiveness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CONSECO, INC., CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CARMEL, STATE OF INDIANA, ON THE 6TH DAY OF OCTOBER, 1994.

                                          Conseco, Inc.

                                                 /s/  Rollin M. Dick
                                          By___________________________________
                                                      Rollin M. Dick
                                                 Executive Vice President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 6, 1994.

                 SIGNATURE                               TITLE (CAPACITY)
                 ---------                               ----------------


        /s/ Stephen C. Hilbert              Chairman of the Board, President and Chief
___________________________________________   Executive Officer (Principal Executive
            Stephen C. Hilbert                Officer)

          /s/ Rollin M. Dick                Executive Vice President and Chief
___________________________________________   Financial Officer (Principal Financial
              Rollin M. Dick                  Officer and Principal Accounting Officer)
                                              and Director

                     *                      Director
___________________________________________
            Michael G. Browning

          /s/ Ngaire E. Cuneo               Director
___________________________________________
              Ngaire E. Cuneo

                                            Director
___________________________________________
             Louis P. Ferrero

        /s/ Donald F. Gongaware             Director
___________________________________________
            Donald F. Gongaware

                                            Director
___________________________________________
             M. Phil Hathaway

                                            Director
___________________________________________
              James D. Massey

                                            Director
___________________________________________
           Dennis E. Murray, Sr.

        /s/ Karl W. Kindig
*By: ________________________________
            Karl W. Kindig
           Attorney-in-Fact